KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

February 5, 2016

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, are copies of: (1) the Summons and Complaint ("NY Complaint") filed on January 15, 2016 in the Supreme Court of the State of New York, County of New York, naming the Trust as a nominal defendant and certain others as defendants in a lawsuit (Summons and Derivative Complaint, *Engel v. Third Ave. Mgmt. Co. LLC,* No. 650196/2016 (Sup. Ct. N.Y. Cty. Jan. 15, 2016) (ECF 1).); (2) the Complaint ("Federal Complaint #1") filed on January 27, 2016 in the United States District Court, Central District of California, Western Division, naming the Trust and certain others as defendants in a lawsuit (Complaint for Violations of Federal Securities Law, *Tran v. Third Ave. Mgmt. LLC*, No. 2:16-cv-00602 (C.D. Cal. Jan. 27, 2016) (ECF 1).); (3) the Complaint ("Federal Complaint #2") filed on February 2, 2016 in the United States District Court, Central District of California, naming the Trust and certain others as defendants in a lawsuit (Complaint for Violations of Federal Securities Law, *Inter-Marketing Group USA v. Third Ave. Trust*, No. 2:16-cv-00736 (C.D. Cal. Feb. 2, 2016) (ECF 1).); and (4) the Complaint ("Federal Complaint #3") filed on February 3, 2016 in the United States District Court, Central District of California, naming the Trust and certain others as defendants in a lawsuit (Complaint for Violations of Federal Securities Law, *Matthews v. Third Ave. Mgmt. LLC*, No. 2:16-cv-00770 (C.D. Cal. Feb.3, 2016) (ECF 1).).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen


SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK


WILLIAM ENGEL,	Index No. _____
Plaintiff,	
vs.	**SUMMONS**
THIRD AVENUE MANAGEMENT COMPANY LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, W. JAMES HALL, JOSEPH J. REARDON, and MICHAEL BUONO,	
Defendants,	
THIRD AVENUE TRUST, a Delaware Business Trust,	
Nominal Defendant.	

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on plaintiff's attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Plaintiff designates New York County as the place of trial. Venue is proper because the defendants do business in or derive substantial revenue from activities carried out in this County, and many of the wrongful acts alleged herein occurred in this County.

Dated: January 15, 2016

ZAMANSKY LLC

By: /s/ Samuel E. Bonderoff
       Samuel E. Bonderoff

Jacob H. Zamansky
Edward H. Glenn Jr.
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
samuel@zamansky.com

Attorneys for the Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

WILLIAM ENGEL, Plaintiff, vs. THIRD AVENUE MANAGEMENT COMPANY LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, W. JAMES HALL, JOSEPH J. REARDON, and MICHAEL BUONO, Defendants, THIRD AVENUE TRUST, a Delaware Business Trust, Nominal Defendant.	Index No. ____________________ **DERIVATIVE COMPLAINT** **DEMAND FOR JURY TRIAL**

Plaintiff William Engel ("Engel"), by and through his undersigned counsel, alleges as follows on information and belief:

NATURE OF THE CASE

1. This is a shareholder derivative action brought by an investor in, and on behalf of, the Third Avenue Focused Credit Fund (the "Fund") to recover approximately $500 million of losses and other damages sustained as a direct result of Defendants' failure to comply with their most fundamental and basic duty—to manage and maintain sufficient liquidity for the Fund to stay open and in business.

2. Section 22(e) of the Investment Company Act of 1940 (the "Act") provides that, absent "unusual circumstances," no open-end fund shall suspend the right of redemption for more than seven days. Defendants, who are both the Fund's Board of Trustees and its

Investment Advisor, utterly failed to ensure that the Fund had sufficient liquidity to allow this right of redemption to be preserved, and thereby breached their most fundamental and basic fiduciary and contractual duties owed to the Fund.

3.   On December 9, 2015, Third Avenue Management LLC ("Third Avenue Management"), the Fund's Investment Advisor, issued a letter to investors notifying them that the Board had adopted a Plan of Liquidation for the Fund. The letter stated that the Fund was no longer accepting redemptions or subscriptions and that its assets were being placed into a liquidating trust for sale over time. The reason for such radical action, according to the letter, was that "[i]investor requests for redemption, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage remaining shareholders." In other words, the Fund would close its doors and its assets would be sold off in a fire sale.

4.   This extreme action resulted from Third Avenue Management's and the Board's willful and/or grossly negligent breaches of fiduciary and contractual duties starting in June 2013 through the Fund's purported closure on December 9, 2015. By failing to plan for and maintain the liquidity of the Fund to ensure that the right of redemption was not abridged, Defendants breached those legal duties in contravention of the Act and federal securities regulations as well as the Fund's registration statements and prospectuses.

5.   Throughout this time period, Defendants knew or should have known that the Fund and its sector faced increased demands by investors for redemption, and that there was increasing illiquidity in the fixed income markets in which the Fund's assets traded. Defendants' failure to plan and prepare for the Fund's entirely foreseeable liquidity crisis killed the Fund.

Yet, while the Fund's assets deteriorated, Defendants insisted that the Fund was sufficiently liquid to forestall further redemptions. Defendants should compensate the Fund for the losses their breaches have caused the Fund and its investors.

6.   In August 2009, the Fund was first offered to investors. It was offered as a separate investment "Series" or class of shares issued by Third Avenue Trust (the "Trust"), which is registered with the Securities and Exchange Commission ("SEC") as an open-end investment company under the Act. The Fund is managed by its Board, which hired Third Avenue Management as the Fund's Investment Advisor. The individual Defendants compose both the Board and Third Avenue Management's senior officers; thus, there is no independence between the Fund and its Investment Advisor.

7.   The Fund's investment strategy has been to invest primarily in distressed and high-yield debt and credit-related investments. It was launched by Third Avenue Funds, which manages a family of mutual funds and private client accounts and has over $10 billion of customer funds under management. The Fund was the only mutual fund offered by Third Avenue that had a strategy of investing in non-publicly traded investments.

8.   The Fund was an open-end investment company. Section 22(e) of the Act provides that no open-end fund shall suspend the right of redemption for more than seven days absent specific unusual circumstances that are not present here. The SEC's position has been that open-end funds should maintain a high degree of portfolio liquidity to ensure that their portfolio securities and other assets can be sold, and the proceeds used to satisfy redemptions, in a timely manner in order to comply with Section 22(e). The SEC has adopted a requirement limiting funds to only 15% of illiquid assets, and it has issued repeated guidance advising fund

managers that they must maintain liquidity to meet redemptions even if their investment strategy involves trading illiquid investments.

9. In its registration statements, prospectus and statement of additional information, the Fund represented that it would meet investors' redemption requests without qualification, that it would limit illiquid securities to 15% of its assets, and that it would comply with the Act and SEC rules and regulations. Accordingly, to comply with its regulatory requirements, the Fund had to adopt a plan to manage its liquidity— which, in turn, was supposed to have been actively monitored by the Board.

10. Since June 2013, the fixed income markets have become increasingly volatile and illiquid. Investors have also increasingly sought to redeem their money from fixed income funds. In response, the SEC issued specific warning and guidance to fund managers on liquidity risk monitoring, managing and planning. This warning and guidance put Defendants on specific notice that, without prophylactic action, the Fund was at risk for a liquidity crisis, and that Defendants needed to actively and prudently monitor and manage the Fund's liquidity to prevent such a crisis's occurrence.

11. As the illiquidity in fixed income markets and increased investor redemptions grew, the Fund evidently ignored these warning signs and instead invested deeply in numerous assets that are not publicly traded and therefore present significant potential liquidity problems. For example, Fund has invested in large positions of distressed bonds, notes and bank loans, which, according to the Fund's financial statements, are Rule 144A securities that may only trade among qualified institutional buyers. There is no liquid, public market for these securities. The Fund also invested in positions of bank loans, which have delayed or longer settlement dates, so that they, too, cannot realize immediate redemptions.

12.   Defendants, who were responsible managing the Fund's liquidity so that it could make redemptions upon demand yet remain in business, willfully or grossly negligently breached their fiduciary and contractual duties to investors when they failed in this responsibility. Their failures resulted in the Fund's closure and forced liquidation. Following the SEC's warning, Defendants failed to sufficiently monitor, manage and plan for the Fund's liquidity in view of known increased illiquidity in the markets for the Fund's assets and the increased likelihood of investor redemptions.

13.   Defendants failed to sell, while those assets were salable, sufficient Fund assets to cover likely redemption demands before large declines in the prices of the Fund's assets made such sales virtually impossible. Defendants failed to "go to cash," which the Fund's prospectus represents it will do at times. Defendants also made additional purchases of Rule 144A debt securities at a time when they knew or should have known that the Fund should not be investing in more assets that were illiquid or ripe to become so.

14.   Defendants also represented to investors that the Fund held below 15% of "illiquid securities," a highly dubious representation given the rapid deterioration and closure of the Fund. In any event, whether the Fund was above or below its "illiquid securities" threshold—however Defendants self-servingly chose to define liquidity at the time—the Fund was clearly not sufficiently liquid to meet the redemption requests that had been building over the prior two years.

15.   As a result of Defendants' willful and grossly negligent breaches of fiduciary and contractual duties, the Fund has been substantially harmed. It has suffered at least $500 million in losses and will suffer additional losses as its assets are liquidated at fire-sale prices. The Fund paid substantial management fees to Third Avenue Management that were not deserved due to

Defendants' failures to comply with the Act, SEC rules and regulations, and provisions in the Fund's prospectus and registration statements.

16. Through this action, Plaintiff seeks to recover on behalf of the Fund for these and other losses caused by the Defendants' willful and/or grossly negligent breaches of fiduciary and contractual duties.

17. Demand has not been made and is excusable under applicable law because the Defendants, who are the trustees and managers of the Fund, were directly responsible for the misconduct alleged herein, and any demand that they sue themselves for their wrongful acts would be futile.

JURISDICTION AND VENUE

18. The Court has jurisdiction over this action, pursuant to CPLR §302(a)(1), because Defendants are present and transact business in New York State, New York County.

19. Venue is proper pursuant to CPLR §503(c) because Defendants have their principal office in New York County.

PARTIES

A. PLAINTIFF

20. Plaintiff William Engel is and has been a shareholder of the Fund since September 2009, and is a resident of Putney, Vermont. He also currently holds his shares in the Fund, and has held continuously throughout the period of the alleged misconduct.

B. NOMINAL DEFENDANT

21. Nominal Defendant the Trust is a Delaware Business Trust with a principal office located at 622 Third Avenue, New York, New York. The Trust has a Board of Trustees that manages its operations and is also responsible for the management of the Fund.

C.   DEFENDANTS

22.   Defendant Third Avenue Management is a limited liability company organized in New York, with a principal office located at 622 Third Avenue, New York, New York. Third Avenue Management is a registered investment adviser with the SEC, and it is both the Trust's and Fund's Investment Advisor.

23.   Martin J. Whitman is the Chairman of the Board of the Trust, and a Founder and Co-Chief Investment Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

24.   David M. Barse is President and Chief Executive Officer of the Trust, and Chief Executive Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

25.   Vincent J. Dugan is Treasurer of the Trust, and Treasurer and Chief Financial Officers of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

26.   W.   James Hall is General Counsel and Secretary and General Counsel and Secretary of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

27.   Joseph J. Reardon is Chief Compliance Officer of the Trust and Chief Compliance Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

28.   Michael Buono is Controller of the Trust and Controller of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

29.   Defendants Whitman, Barse, Dugan, Hall, Reardon and Buono are referred to collectively as the "individual Defendants."

SUBSTANTIVE ALLEGATIONS

A.   Background

30.   In 1986, Third Avenue Funds was founded by Martin Whitman, an outspoken value investor, and it now manages a family of at least seven mutual funds and private client accounts and has over $10 billion of customer funds under management.

31.   In August 2009, the Fund was first offered to investors. It was offered as a separate investment "Series" or class of shares established under Article 2.1 of the Trust Agreement of the Trust dated October 29, 1996.

32.   The Trust is registered with the SEC as an open-end investment company under the Act. The Fund's shares were issued by the Trust and it is managed by its Board of Trustees, which is made up of the individual Defendants.

33.   The Board, in turn, hired Third Avenue Management as the Fund's Investment Advisor.   Third Avenue Management's senior officers are the individual Defendants. Thus, the Board and Investment Advisor of the Fund here are the same people, meaning there is no independence between the Fund and its Investment Advisor.

34.   The Fund's investment strategy is to invest primarily in distressed and high-yield debt and credit-related investments. Unlike the other funds offered by Third Avenue, the Fund had a strategy to invest in non-publicly traded investments.

35.   Since its launch in August 2009, the Fund's assets grew rapidly. The Fund quickly raised over $700 million by the end of 2010, grew beyond $1 billion in 2013, and subsequently peaked at nearly $3 billion in assets. As of October 31, 2015, the Fund had approximately $1 billion in assets (shortly before it closed).

36.   As a result of the Fund's growth, Third Avenue Management has received substantial fees based on the size of the Fund as of October 31:

2009: $198,311 (after two months of operation)

2010: $5,281,680

2011: $8,376,215

2012: $7,609,834

2013: $9,101,101

2014: $21,083,384

2015: $6,875,000 (estimated based on known assets)

37.   In total, since its inception, Third Avenue Management has received approximately **$58 million** in fees for managing the Fund.

B.   **SEC Liquidity Requirements**

38.   The Fund was registered as an open-end investment company. Section 22(e) of the Act provides that no open-end fund shall suspend the right of redemption or postpone the date of payment of redemption proceeds for more than seven days after tender of the security absent specified unusual circumstances. In Release No. 33-9922, IC-31835, 17 CFR 210, 270, 274 (Sept. 22, 2015), the SEC issued a notice entitled *"Open-End Fund Liquidity Risk Management Programs; Swing Pricing; Re-Opening of Comment Period for Investment Company Reporting Modernization Release* (the "Proposed Rule)," which set forth proposed rules for mutual fund liquidity. In footnote 77, the SEC states that there may be liability for a mutual fund's failure to meet redemptions within seven days or any shorter period disclosed in the prospectus.

39.   Under current SEC guidelines, a portfolio security or other asset is considered illiquid if it cannot be sold or disposed of (rather than settled) in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment.

40.   Additionally, Rule 15c6-1 under the Securities Exchange Act of 1934 impacts the timing of open-end fund redemptions because the rule requires broker-dealers to settle securities transactions, including transactions in open-end fund shares, within three business days after the trade date.   Furthermore, Rule 22c-1 under the Act, the "forward pricing" rule for mutual funds, requires funds, their principal underwriters, and dealers to sell and redeem fund shares at a price based on the current Net Asset Value ("NAV") next computed after receipt of an order to purchase or redeem fund shares, even though fund assets may be sold in subsequent days to meet redemption obligations.   Therefore, there are a number of statutory and regulatory provisions that must be considered in assessing a fund's ability to meet redemptions and mitigate potential dilution of shareholders' interests.

41.   Historically, the SEC has taken the position that open-end funds should maintain a high degree of portfolio liquidity to ensure that their portfolio securities and other assets can be sold and the proceeds used to satisfy redemptions in a timely manner to comply with section 22(e). The SEC also has stated that open-end funds have a "general responsibility to maintain a level of portfolio liquidity that is appropriate under the circumstances," and to engage in ongoing portfolio liquidity monitoring to determine whether an adequate level of portfolio liquidity is being maintained in light of the fund's redemption obligations. *See* Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (Mar. 12, 1992) [57 FR 9828 (Mar. 20, 1992)] ("Guidelines Release").

42.   In addition to the importance of adequate liquidity, SEC guidelines generally limit an open-end fund's aggregate holdings of "illiquid securities" to 15% of a fund's net assets. Under the 15% guideline, a portfolio security or other asset is considered illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment. The 15% guideline has generally caused funds to limit their exposures to those types of securities that cannot be sold within seven days and that the SEC has indicated may be illiquid, such as private equity securities, securities purchased in an initial public offering, and certain other privately placed or other restricted securities as well as certain instruments or transactions not maturing within seven days.

43.   The SEC has not established a set of required factors that must be considered when assessing the liquidity of securities, but it has provided "examples of factors that would be reasonable for a board of directors to take into account with respect to a rule 144A security (but which would not necessarily be determinative)." These factors include: the frequency of trades and quotations for the security; the number of dealers willing to purchase or sell the security and the number of other potential purchasers; dealer undertakings to make a market in the security; and the nature of the security and the nature of the marketplace in which it trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer. *See* Statement Regarding *"Restricted Securities,"* Investment Company Act Release No. 5847 (Oct. 21, 1969) [35 FR 19989 (Dec. 31, 1970)] ("Restricted Securities Release").

44.   Under Rule 38a-1 of the Act, open-end funds are also required to adopt and implement written policies and procedures reasonably designed to prevent violations of the federal securities laws. A fund's compliance policies and procedures should be appropriately tailored to reflect each fund's particular compliance risks. The SEC has stated that an open-end

fund holding a significant portion of its assets in securities with long settlement periods or with infrequent trading, for instance, may be subject to relatively greater liquidity risks than other open-end funds, and should appropriately tailor its policies and procedures to comply with its redemption obligations.

45. In the Restricted Securities Release, the SEC recognized that a fund may need to determine whether it is appropriate to take certain actions when it has determined that a previously liquid holding has become illiquid due to changed circumstances: "Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation. This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable."

46. The SEC has further stated that a fund experiencing net outflows due to shifts in market sentiment may wish to consider reducing its illiquid asset holdings to maintain adequate liquidity. *See* Guidelines Release.

47. Moreover, in January 2014, the SEC issued specific guidance on policies that funds should use to management liquidity in IM Guidance Update 2014-1, *Risk Management in Changing Fixed Income Market Conditions* (Jan. 2014), *available at* http://www.sec.gov/divisions/investment/guidance/im-guidance-2014-1.pdf ("2014 Fixed Income Guidance Update"):

III. *Risk Management and Disclosure*

Given the potential fixed income market volatility, which may be exacerbated by changes in bond market size and structure discussed above, the Division of Investment Management staff notes the following steps that fund advisers may consider taking:

Assess and Stress Test Liquidity

Consistent with Section 22(e) of the Investment Company Act of 1940, fund advisers generally assess overall fund liquidity and funds' ability to meet potential redemptions over a number of periods. In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity (such as cash holdings and other assets that would not require selling into declining or dislocated markets if volatility or market stress increases). The assessments may include, for example, needs and sources of fund liquidity over 1 day, 5 days, 30 days, and potentially longer periods.

Conduct More General Stress-Tests/Scenario Analyses

Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds. For example, they may consider stress-tests involving interest rate hikes, widening spreads, price shocks to fixed income products, increased volatility and reduced liquidity, among other factors.

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate, if any, in response to changing fixed income market conditions at a fund and/or the complex level. These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. If a fund determines that its risk disclosure to shareholders is not sufficient in light of these recent events, the fund should consider the appropriate manner of communicating risks to shareholders (e.g., prospectus, shareholder reports).

At all times, Defendants, who controlled and managed all aspects of the Fund, had strict duties and responsibilities to comply with these SEC rules and regulations requiring the Fund to maintain its liquidity despite adverse or unexpected market conditions or investor redemption demands. Defendants also had strict duties and responsibilities to implement and monitor liquidity through a risk management program and to truthfully and accurately communicate liquidity risk to Fund investors.

C.   The Fund's Representations

48.   From the start, and until its sudden demise, the Fund has represented to investors that shares can be redeemed, that it will limit its investments in illiquid assets to 15%, that it would monitor liquidity, and that it holds liquid assets.

49.   For example, the Fund's prospectus filed on its Form NA-1 Registration Statement on August 24, 2009, provides for redemption without any qualification as follows:

HOW TO REDEEM SHARES

General

You may redeem your shares on any day during which the NYSE is open, either directly from the Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated as of a time after your order is received in good order by the Fund or its designees. Redemption requests that contain a restriction as to the time, date or share price at which the redemption is to be effective will not be honored. You can redeem less than all of your shares, but if you retain shares with a value below a minimum amount (as determined by the Adviser), your account may be closed at the discretion of the Adviser. See Redemption By The Fund.

50.   Additionally, in Statements of Additional Information filed by the Fund, the following provision is disclosed:

REDEMPTION OF SHARES

The procedure for redemption of Fund shares under ordinary circumstances is set forth in the Prospectus. In unusual circumstances, such as in the case of a suspension of the determination of NAV, the right of redemption is also suspended and shareholders will receive payment of the net asset value next determined after termination of the suspension. The right of redemption may be suspended or payment upon redemption deferred for more than seven days: (a) when trading on the New York Stock Exchange ("NYSE") is restricted; (b) when the NYSE is closed for other than weekends and holidays; (c) when the SEC has by order permitted such suspension; or (d) when an emergency exists making disposal of portfolio securities or valuation of net assets of a Fund not reasonably practicable; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions prescribed in (a), (c) or (d) exist.

51.   This provision identifies only very limited instances, which are determined by SEC rules and regulations, when the Fund will not honor redemptions..

52.   Following SEC rules and regulations, the Fund represented in its Statements of Additional Information that it would restrict its investment in illiquid securities to only 15% of Fund's assets. The Fund also disclosed that the Board would monitor the liquidity of any non-public or Rule 144A securities in which it invests.

53.   The following provisions are in its Statements of Additional Information:

RESTRICTED AND ILLIQUID SECURITIES

Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid. Generally speaking, an illiquid security is any asset or investment of which a Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which a Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities"). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees (the "Board"). The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.   To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect a Fund's liquidity.

54.   Generally, for most of its life, the Fund did not provide any specific disclosure about the liquidity or illiquidity of its investments. However, starting on January 6, 2015, the Fund began to disclosure its percentage of "illiquid assets" in the footnotes of its financial statements filed in its semi-annual and annual Certified Shareholder Reports. The Fund identified the following percentages: i) Oct. 30, 2014 -- 14.25%; ii) Apr. 30, 2015 -- 12.22%; and iii) Oct. 31, 2015 -- 13.40%. These percentages, set by Defendants, purport to comply with SEC rules and regulations and the Fund's own restrictions on liquidity disclosures to investors.

55.   The Fund apparently began making these disclosures in response to the liquidity crisis that was affecting fixed income markets, seemingly in the hope of forestalling additional investor redemptions. These disclosures seemed intended to assure investors that the Fund had low percentages of illiquid assets and that the Board was diligently monitoring its assets for liquidity.

D.   The Fund's Sudden Closure

56.   On December 9, 2015, however, Fund investors were notified that the Board had closed for redemptions and adopted a Plan of Liquidation for the Fund. Due to the prior disclosures, this letter was shocking and nearly unprecedented for an open-end company. The largest financial wire services and news agencies all reported on the Fund's failure, including the *Wall Street Journal*, because of how extraordinary it was.

57.   The Fund's sudden closure violated SEC requirements, including Section 22(e) of the Act, and disclosures in its registration statements and prospectuses. The limited few exceptions provided under SEC rules for "unusual circumstances" and the Fund's own policy for redemption stated in the Statement of Additional Information do not exist here. There was no

NYSE market closure or other sufficiently justifiable cause for the Fund to be forced to suspend redemptions—other than the Board's gross negligence and failure to manage its liquidity.

58.   The letter blamed the Fund's failure on "[i]nvestor requests for redemption, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage remaining shareholders."

59.   However, as of October 31, 2015, just five weeks earlier, the Fund reported in its annual Certified Shareholder Report:

Liquidity risk:

The Funds hold investments in private debt instruments, restricted securities, and securities having substantial market and/or credit risk which may be difficult to sell at certain periods of time and thus may not be able to dispose of at the value the Fund places on them. At October 31, 2015, the percentages of total net assets of such securities in each Fund as determined by the Adviser are: ... **Third Avenue Focused Credit Fund, 13.40%** (emphasis added).

This disclosure by the Fund that it had only 13.40% of illiquid assets shortly before it was forced to close for redemptions due to illiquidity demonstrates that Defendants—the Board and Third Avenue Management—breached their duties to accurately measure and monitor the Fund's liquidity.   Their estimation of the liquidity of the Fund's assets was significantly off-base considering that the Fund was forced to shut weeks later.   According to Mercer E. Bullard, a former SEC lawyer and current professor at the University of Mississippi School of Law, "There is a line that that board could have crossed by not ensuring that the fund had adequate liquidity."

60.   Defendants knew or should have known that they had invested the Fund deeply in non-public, illiquid securities. For example, the Fund's financial statements show that it held 30% or more of Rule 144A securities, which are not publicly traded. Rule 144A securities trade,

17

if at all, among qualified institutional investors. Such markets are highly illiquid, so the Board should have been monitoring the Fund's investment in these securities very carefully for their illiquidity potential.

61.   But, as of April 30, 2015, the Fund reported that it held approximately $691 million of Rule 144A securities out of $2.46 billion of net assets, or 28% of the Fund. The Fund also reported that it had approximately $106 million of securities that were subject to restrictions on resale, or 4% of the net assets. Together, these assets appear to have exceeded the 12.22 % of "illiquid" assets specifically disclosed by the Fund.

62.   The Fund also held approximately $209 million of bank loans. The settlement periods for bank loans are longer than the settlement periods for fixed income securities such as high-yield bonds, which typically settle in three days. This delayed settlement period, which can last up to 12 days, can and often does cause a potential liquidity mismatch for mutual funds offering daily liquidity.

63.   Over the next several months, from April 2015 through December 2015, the Fund also experienced sizable losses from impairments to its assets that it exited. These impairments were disclosed in the Fund's annual Certified Shareholder Report that was filed after the Fund had already shut down.

64.   Despite these holdings, and the difficult conditions for the Fund of increasing investor redemptions and illiquidity in the markets for its investments, the Fund did not sufficiently manage its liquidity. Instead of putting aside all cash from its sales and foregoing new purchases, the Fund took on several new large sizeable Rule 144A distressed bond positions.

E. **The Fund's Liquidity Was at Risk Since June 2013**

65.   In June 2013, the fixed income markets experienced increased volatility as investors considered the prospect of a tapering of the Federal Reserve Board's quantitative easing program and a general rise in interest rates. This month of extreme volatility in the fixed income markets led to enormous outflows of investor money from mutual funds. This volatility in the fixed income markets has continued as Puerto Rico's $70 billion of municipal debt has collapsed, the Detroit bankruptcy lingers, other municipalities have experienced problems, and the threat of an interest rate hike hangs over all .

66.   The SEC responded by issuing the 2014 Fixed Income Guidance Update in direct response to the volatile fixed income markets. The 2014 Fixed Income Guidance Update even directly warned fund managers that they needed to monitor and manage their potential illiquidity in the face of increasing investor redemptions and illiquidity in the markets.

67.   As cited above, the 2014 Fixed Income Guidance Update recommended that funds conduct stress tests, review their practices, and communicate with their boards and shareholders.   This SEC recommendation put Defendants on notice that they needed to rigorously manage their liquidity in an increasingly illiquid environment with increasing redemption demands, and that they needed to accurately communicate these risks to shareholders. Defendants, however, never did so.

68.   Throughout 2014 and most of 2015, these same issues raised by the SEC in the 2014 Fixed Income Guidance Update were widely discussed and reported in the news:

- Seeking Alpha, *High-Yield Bonds: Do Current Risks Outweigh Returns?*, by George Putnam, February 13, 2014 -- Defaults will begin to increase soon. The high-yield bond market is very sensitive to Federal Reserve announcements regarding tapering of bond purchases and raising rates, experiencing both "sharp declines" and quick recoveries. "I feel that the longer the current boom in high yield continues, the greater risk of negative surprises," current holders are "not being paid enough to take on these risks."

- Seeking Alpha, *It Is Time To Sell (Not So) High Yielding Bonds*, by Brenden O'Boyle, May 13, 2013 -- "High yielding bonds are a rather volatile asset class and losses experienced by holders of high yielding bonds in 2008 were nearly as severe as for investors in stocks."

- The Economist, *High-yield bonds – An appetite for junk*, from the print edition, October 19, 2013 -- "But not all is sunny in the high-yield world. Although the market has doubled or triples in size since 2008, liquidity has diminished . . .PIMCO, a huge bond-fund manager, said in a recent report, '[w]e see reduced liquidity as an important secular (three- to five-year) trend . . . [which] will result in higher volatility in times of stress.' In other words, if investors ever lose their current enthusiasm for high-yield bonds, they will find it much harder, and probably costlier, to offload them."

- Barron's, *Junk-Bond Returns Top 7% For 2013*, by Michael Aneiro, December 11, 2013--"[S]ome see more downside than upside in the high-yield market after several years of gains, nothing that credit risk is going to come back with a vengeance eventually..."

- Seeking Alpha, *Why Income Investors Should Be Watching High Yield Bond ETFs*, by David Fabian, July 17, 2014 -- "Summary – High yield bonds ETFs are starting to show signs of weakness that may mark a turning point. Recent Federal Reserve comments point to the potential of a bubble in high yield bonds."

- Investment News, *For fund managers, high-yield pullback comes with liquidity risks*, by Trevor Hunnicutt, August 4, 2014 -- Money is "still pouring out" of high-yield bond funds, during the past three weeks, "investors have pulled $5.5 billion." Regulators, fund managers, and market participants alike "worry that high-yield – and other bond market sectors – could become more treacherous as a growing retail segment looks to withdraw money just as core liquidity providers have stepped out of the market." The article refers to the current "lower liquidity environment" and draws comparisons to past "redemption cycles." After the 2013 "taper tantrum" the SEC advised fund firms to conduct "additional stress tests on liquidity."

- Financial Times, *Unwary yield hunters risk liquidity trap – Sell early to avoid rush for high-yield exit as Fed QE ends*, by Alberto Gallo, August 11, 2014 -- "Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision." ... "Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of 'a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity."..."High-yield bonds have sold off over the past few days, but could get even worse if the Fed turns more hawkish. Liquidity in secondary markets is evaporating, and policy makers are shifting their focus to credit markets."

- BlackRock Blog, *What's Driving the Recent High Yield Sell-Off?*, by Matthew Tucker, August 12, 2014 -- "In the past few weeks we have seen some cracks in the high yield picture. Elevated geopolitical risk, an Argentina default and US jobs report that was weak relative to expectations contributed to the sell-off. . . From June 30th to August 6th, high yield bond ETFs experienced $3.7 billion of redemptions...since June 30th, the high yield bond market has lost about 2%. . . The recent sell-off is also a good reminder to investors of the potential volatility of the asset class."

- Barron's, *Pimco Redemptions Threaten High Yield, EM Bonds – Janney*, by Michael Aneiro, September 29, 2014 -- Barron's quotes Janney Montgomery Scott's chief fixed-income strategist, Guy LeBas, "Where there are risks are in illiquid products. As redemptions his PIMCO, their funds will need to sell some portion of US high yield...[which] have naturally lower liquidity levels."

- Financial Times, *Headwinds to slow US high-yield debt sales*, by Vivianne Rodrigues and Andrew Bolger, January 8, 2015 -- The outlook for high-yield debt sales "in the next coming months is much less rosy. . . .The relentless drop in oil prices and a spike in market volatility in the past quarter has weighed heavily on high-yield debt. The rise in yields to multiyear highs has failed to attract new buyers, with funds and exchange traded funds investing in the bonds experiencing hefty redemptions and pushing borrowing costs up."..."'High-yield volatility and supply are fairly well correlated, and we anticipate a more volatile high-yield market [in 2015],' Barclays analysts say in a note to clients."

69.   Based on the volume of news reported, as well as stated regulatory concerns, Defendants knew or should have known these trends and conditions in the markets and business in which they operated. The Fund and its investors relied on Defendants to manage and monitor the risks from these events and had a substantial financial stake in their doing so properly.

DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES

70.   In view of the known increasing illiquidity in fixed income markets, as well as increasing investor redemptions from funds, Defendants breached their fiduciary duties to the Fund by failing to sufficient manage and plan for the Fund's liquidity and caused the Fund to violated Section 22(e) of the Act and SEC rules and regulations. Their acts and failures amount to willful misconduct and/or gross negligence. As a result of their breaches, the Fund was forced to cease operations and close for redemptions and business due to its illiquidity. In short,

Defendants' willful misconduct and/or gross negligence killed the Fund, causing it to incur substantial damages.

71.   Specifically, Defendants failed to sell sufficient assets to cover known increasing redemption demands while those assets were still salable. The Fund failed to maintain sufficient cash reserves or "go to cash" as its Statements of Additional Information had provided that it would do if necessary.

72.   Defendants also failed to appropriately assess and manage the liquidity of the assets it held on its books. The Fund held large percentages of Rule 144A and other illiquid debt. Defendants knew that the Fund's assets were experiencing impairments and that the markets for its investments were disappearing. Defendants failed to sufficiently monitor and assess the liquidity risk of the assets held by the Fund and to plan for those assets' illiquidity.

73.   Defendants further made additional purchases for the Fund of Rule 144A debt or other illiquid and/or potentially illiquid assets in the market after they knew or should have known that the Fund should not be investing in more assets that were ripe to become illiquid.

74.   Defendants also conducted regular conference calls with financial and investment advisors and customers invested in the Fund. During these calls, the financial and investment advisors were assured that the Fund had sufficient liquidity to meet redemptions, and that there was no risk or issue of concern. These calls, however, seem to have had no basis in reality.

75.   In sum, Defendants breached their fiduciary and/or contractual duties to the Fund and wasted corporate assets. The Fund and its investors have suffered and will suffer substantial losses of more than $500 million as a result of these breaches.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

76.   Plaintiff incorporates by reference all preceding and subsequent paragraphs as though they were fully set forth herein.

77.   Plaintiff brings this action derivatively for the benefit of the Fund to redress injuries suffered and injuries that continue to be suffered as a direct and proximate result of the misconduct alleged herein. The Trust is named as a nominal defendant solely in a derivative capacity.

78.   Plaintiff will fairly and adequately represent the interests of the shareholders in enforcing and prosecuting their rights.

79.   Plaintiff Engel has made a substantial investment in the Fund. He owned his shares continuously throughout the period in which Defendants' wrongful acts occurred, and he continues to own his shares, thus giving him standing to pursue this action.

80.   This action is not being used by Plaintiff to gain any personal advantage, nor does Plaintiff maintain any personal agenda other than seeking to remedy the wrong that has been done. To this end, Plaintiff has taken steps to file this action and has retained counsel experienced in derivative litigation and corporate governance actions.

81.   Plaintiff did not make a demand on the Trust to take remedial action on behalf of the Fund against the Defendants because such a demand would have been a futile, wasteful, and useless act. The Board members themselves participated in, approved, and/or permitted the wrongs alleged herein and concealed and disguised those wrongs—that is, the Board members are the individual Defendants in this action who were responsible for managing, monitoring and planning for the Fund's liquidity under SEC rules and regulations and disclosures in the Fund's registration statements and prospectuses and who failed utterly to do so. It was acts and grossly negligent management decisions that constitute the breaches of fiduciary duty that harmed shareholders.

82. Additionally, the Board is also comprised nearly all of the senior officers of Third Avenue Management, the Fund's Investment Advisor. Thus, the Board of Trustees and Third Avenue Management are controlled by the same persons, the individual Defendants. The chart below shows the overlap:

NAME	CAPACITY WITH TRUST	CAPACITY WITH ADVISOR
Martin J. Whitman	Chairman	Founder and Portfolio Manager
David M. Barse	President and CEO	CEO
Vincent J. Dugan	Treasurer and CFO	COO and CFO
W. James Hall	General Counsel and Secretary	General Counsel and Secretary
Joseph J. Reardon	Chief Compliance Officer	Chief Compliance Officer
Michael A. Buono	Controller	Controller

83. Third Avenue Management, the Fund's advisor, and its senior officers were directly responsible for the day-to-day management of the Fund, including all investment advice and management of the Fund's assets and liquidity. As such, the same persons, the individual Defendants, also participated in the day-to-day management and decisions comprising the breach of fiduciary duty to the Fund.

84. It would therefore be futile to make a demand on the Trust to sue themselves in their capacity as actors for Third Avenue Management, the Fund's Investor Advisor.

85. Defendants are personally and directly conflicted by their actions such that they could not have been reasonably expected to respond to a demand in good faith. Defendants are not disinterested parties and lack sufficient independence to exercise business judgment in the best interests of the shareholders as alleged herein.

24

86.   For the foregoing reasons, demand is excused under applicable law.

COUNT I

BREACH OF FIDUCIARY DUTIES
(Against All Defendants)

87.   Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

88.   Defendants, who were the Board of Trustees members and the Investor Advisor to the Fund, owed fiduciary duties of care and loyalty to the Fund in managing its affairs. These duties are and were set forth in the Trust Agreement and the Trust's SEC filings.

89.   As alleged above, Defendants each breached their fiduciary duties to the Fund through willful misconduct and/or gross negligence.

90.   Plaintiff did not make demand on the Board because such demand would be futile. The Board of Trustees, which also controls the Investment Advisor, is made up of the primary wrongdoers who engaged in these breaches of fiduciary duty.

91.   As a direct and proximate result of the breaches of fiduciary duty by Defendants, the Fund has sustained substantial harm and damage.

92.   Defendants are liable to the Fund as a result of the acts alleged herein.

93.   There is no adequate remedy at law.

COUNT II

BREACH OF CONTRACT
(Against Defendant Third Avenue Management)

94.   Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

95. Defendant Third Avenue Management had an Advisory Agreement with the Trust for the Fund which provided, under Article 2(b) that:

In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust, as such documents are amended from time to time; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

96. By reason of the willful and/or grossly negligent misconduct alleged herein, defendant Third Avenue Management breached these contractual duties owed to the Fund.

97. These breaches caused proximate harm to the Fund.

98. There is no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment on behalf of the Fund against the Defendants, jointly and severally, as set forth herein, as follows:

(i) Declaring that this action is a proper derivative action;

(ii) Ordering each of the Defendants to pay restitution and/or compensatory damages in favor of the Fund, plus prejudgment interest;

(iii) Ordering that Third Avenue Management return all management fees, broker/dealer fees and other fees paid by the Fund during the period that it breached its fiduciary duties;

(iv) Awarding Plaintiff his costs and disbursements and reasonable allowances for fees of Plaintiff's counsel and experts and reimbursement of expenses; and

(v) Granting Plaintiff and the Fund such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff requests a jury trial for any and all Counts for which a trial by jury is permitted by law.

ZAMANSKY LLC

By: /s/ Samuel E. Bonderoff
     Samuel E. Bonderoff

Jacob H. Zamansky
Edward H. Glenn Jr.
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
samuel@zamansky.com

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com

Attorneys for Plaintiff LOI TRAN

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

LOI TRAN, Plaintiff, v. THIRD AVENUE MANAGEMENT LLC; THIRD AVENUE TRUST; M.J. WHITMAN LLC; MARTIN J. WHITMAN; DAVID M. BARSE; JACK W. ABER; WILLIAM E. CHAPMAN, II; LUCINDA FRANKS; EDWARD J. KAIER; MARVIN MOSER; ERIC RAKOWSKI; MARTIN SHUBIK; CHARLES C. WALDEN; VINCENT J. DUGAN; W. JAMES HALL III; MICHAEL BUONO; THOMAS LAPOINTE; NATHANIEL KIRK; EDWIN TAI; and JOSEPH ZALEWSKI; Defendants.	No. 2:16-cv-00602 COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS CLASS ACTION DEMAND FOR JURY TRIAL

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1	**SUMMARY OF THE ACTION**
2	1. This is an action by and on behalf of persons who purchased
3	Institutional and Investor class shares of Third Avenue Focused Credit Fund (the
4	"Fund") (Ticker Symbols: TFCIX (Institutional shares) and TFCVX (Investor
5	shares) during the period from March 1, 2013 to December 10, 2015 (the "Class
6	Period"), pursuant or traceable to one of the Fund's registration statements or
7	prospectuses.
8	2. Plaintiff Loi Tran, individually and on behalf of all other persons
9	similarly situated, alleges the following upon personal knowledge as to himself and
10	his own acts, and as to all other matters upon information and belief, based upon
11	the investigation made by and through his undersigned counsel, which included,
12	*inter alia*, review of Securities and Exchange Commission ("SEC") filings, various
13	websites and Internet information sources, analyst reports, news articles, bond
14	issues, trading reports, and other publicly available materials.
15	3. Plaintiff alleges that the Fund, its investment advisor, underwriter,
16	trustees, officers, and other Defendants violated the Securities Act of 1933
17	("Securities Act") by registering, offering, and selling shares of the Fund pursuant
18	to false and misleading registration statements and prospectuses.
19	4. One of the key features of mutual funds is that they allow investors to
20	redeem their shares on any day during which the exchange upon which they are
21	traded is open. To meet this obligation, mutual funds must ensure that they have
22	adequate liquid assets sufficient to meet redemption requests. Like most mutual
23	funds, the Fund promised investors that it would hold only a small portion of its
24	assets in illiquid securities. The Fund's Registration Statements and Prospectuses
25	issued and filed with the SEC during the relevant period represented that the Fund
26	would hold no more than 15% of its assets in illiquid securities. In fact, during the
27	Class Period a far greater portion of the Fund consisted of illiquid assets. As far
28	back as 2012, more than 20% of the Fund was held in illiquid securities that could

1 not quickly be sold at the value at which they were held. From 2012 to 2014, the

2 Fund grew in size from $1 billion to $3.5 billion. As a result, although it held

3 excessive amounts of illiquid securities, it did not face significant pressure to sell

4 them in order to meet redemptions. In 2014 and 2015, however, the Fund faced

5 growing redemptions, ultimately shrinking to less than $1 billion in assets. The

6 increasing redemptions combined with the excessive illiquidity of the Fund's

7 remaining assets drove down the net asset value of the Fund and threatened to force

8 it to sell illiquid securities at fire sale prices. Ultimately, the Fund became so

9 highly concentrated in illiquid securities that on December 10, 2015, Defendants

10 suspended redemptions in the Fund and announced a plan to sell its remaining

11 assets over time.

JURISDICTION AND VENUE

13   5.   The claims asserted herein arise under and pursuant to Sections 11,

14 12(a)(2), and 15 of the Securities Act, 15 U.S.C. §§77k, 77i, 77o.

15   6.   This Court has jurisdiction over the subject matter of this action

16 pursuant to Section 22 of the Securities Act, 15 U.S.C. §77v, and 28 U.S.C.

17 §§1331, 1332(d), 1367.

18   7.   Venue is proper in this District pursuant to 15 U.S.C. §77v and 28

19 U.S.C. §139l(b). Several of the Defendants are found in, inhabitants of, or transact

20 business in this District. In addition, many of the acts giving rise to the violations

21 of law complained of herein, including the dissemination to shareholders of the

22 Registration Statements and Prospectuses, occurred in this District.

23   8.   In connection with the acts alleged in this Complaint, Defendants,

24 directly or indirectly, used the means and instrumentalities of interstate commerce,

25 including, but not limited to, the mails, interstate telephone communications, and

26 the facilities of the national securities markets.

27

28


PARTIES


 A. **Plaintiff.**

  9. Plaintiff Loi Tran, a resident of Los Angeles County, purchased shares of the Fund during the relevant time period pursuant to or traceable to a registration statement and prospectus at issue in this Complaint and has been damaged thereby.

 B. **Defendants.**

  10. Defendant Third Avenue Trust (the "Trust") is an open-end management investment company that consists of different investment series, including Third Avenue Focused Credit Fund (the "Fund"). The Trust is organized under the laws of Delaware pursuant to a Trust Instrument dated October 31, 1996. The Trust is headquartered at 622 Third Avenue, New York, New York 10017.

  11. Defendant Third Avenue Management LLC (the "Adviser") is the manager and investment adviser of the Fund and chooses the Fund's investments and handles its day-to-day business. The Adviser is headquartered at 622 Third Avenue, New York, New York 10017. The Adviser carries out its duties, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement. As compensation for its services, the Adviser receives a management fee.

  12. Defendant M.J. Whitman LLC (the "Distributor"), is an affiliate of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund. The Distributor also served as the Trust's agent for the purpose of the continuous public offering of the Fund's shares. The Distributor is also located at 622 Third Avenue, New York, New York 10017.

  13. Defendant Martin J. Whitman ("Whitman") is the Chairman of the Board of Trustees of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

  14. Defendant David M. Barse ("Barse") was President, Chief Executive Officer, and Trustee of the Trust, President and Chief Executive Officer of the


-3-
COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS


1 │ Adviser, and President, Director and Chief Executive Officer of the Distributor

2 │ during the Class Period. Barse signed each Registration Statement effective during

3 │ the Class Period through December 10, 2015.

4 │   15.   Defendant Jack W. Aber ("Aber") is Trustee of the Trust and signed

5 │ each Registration Statement effective during the Class Period through December

6 │ 10, 2015.

7 │   16.   Defendant William E. Chapman, II ("Chapman") is a Trustee of the

8 │ Fund and signed each Registration Statement effective during the Class Period

9 │ through December 10, 2015.

10 │   17.   Defendant Lucinda Franks ("Franks") is a Trustee of the Fund and

11 │ signed each Registration Statement effective during the Class Period through

12 │ December 10, 2015.

13 │   18.   Defendant Edward J. Kaier ("Kaier") is a Trustee of the Fund and

14 │ signed each Registration Statement effective during the Class Period through

15 │ December 10, 2015.

16 │   19.   Defendant Marvin Moser ("Moser") is a Trustee of the Fund and

17 │ signed each Registration Statement effective during the Class Period through

18 │ December 10, 2015.

19 │   20.   Defendant Eric Rakowski ("Rakowski") is a Trustee of the Fund and

20 │ signed each Registration Statement effective during the Class Period through

21 │ December 10, 2015.

22 │   21.   Defendant Martin Shubik ("Shubik") is a Trustee of the Fund and

23 │ signed each Registration Statement effective during the Class Period through

24 │ December 10, 2015.

25 │   22.   Defendant Charles C. Walden ("Walden") is a Trustee of the Fund and

26 │ signed each Registration Statement effective during the Class Period through

27 │ December 10, 2015.

28 │   23.   Defendant Vincent J. Dugan ("Dugan") has been Treasurer and Chief

1 | Financial Officer of the Trust, and Chief Operating Officer and Chief Financial

2 | Officer of the Adviser and the Distributor, since 2004. He was a member of the

3 | Trust's Valuation Committee during the Class Period and signed each Registration

4 | Statement effective during the Class Period through December 10, 2015.

5 | 24.   Defendant W. James Hall III ("Hall") has been General Counsel and

6 | Secretary of the Trust, the Adviser, and the Distributor since 2000. He was a

7 | member of the Trust's Valuation Committee during the Class Period.

8 | 25.   Defendant Michael Buono ("Buono") has been Controller of the Trust,

9 | the Adviser, and the Distributor since 2006. He was a member of the Trust's

10 | Valuation Committee during the Class Period.

11 | 26.   Defendant Thomas Lapointe ("Lapointe") has been a Portfolio

12 | Manager and Team Leader for the Fund since 2010. He participated in the drafting

13 | of the prospectuses pursuant to which the Fund was sold.

14 | 27.   Defendant Nathaniel Kirk ("Kirk") has been a Portfolio Manager for

15 | the Fund since 2013. He participated in the drafting of the prospectuses pursuant to

16 | which the Fund was sold.

17 | 28.   Defendant Edwin Tai ("Tai") has been a Portfolio Manager and Team

18 | Leader for the Fund since 2013. He participated in the drafting of the prospectuses

19 | pursuant to which the Fund was sold.

20 | 29.   Defendant Joseph Zalewski ("Zalewski") has been a Portfolio

21 | Manager and Team Leader for the Fund since 2013. He participated in the drafting

22 | of the prospectuses pursuant to which the Fund was sold.

23 | 30.   This complaint refers to Defendants Whitman, Barse, Aber, Chapman,

24 | Franks, Kaier, Moser, Rakowski, Shubik, and Walden collectively as the "Trustee

25 | Defendants."

26 | 31.   This complaint refers to Defendants Barse, Dugan, Hall, Buono,

27 | Lapointe, Kirk, Tai, and Zalewski collectively as the "Officer Defendants."

28 | 32.   This complaint refers to the Trustee Defendants and the Officer

1 | Defendants collectively as the "Individual Defendants."

2

DEFENDANTS' FALSE AND DEFICIENT
3 | **REGISTRATION STATEMENT**

4 | 33.   This is a class action on behalf of all persons or entities who acquired

5 | the Fund's shares during the period from March 1, 2013 to December 10, 2015

6 | pursuant to the Fund's untrue and misleading registration statements, prospectuses,

7 | and annual reports filed in connection with the offerings of the Fund's shares

8 | during this period (the "Registration Statements").

9 | 34.   The Fund's shares were issued to investors pursuant to the following

10 | series of Registration Statements, Prospectuses, and Statements of Additional

11 | Information ("SAIs") filed with the SEC and made effective during the Class

12 | Period:

13 | •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

14 | and Annual Report incorporated in the Prospectus by reference on March 1, 2013

15 | (collectively "March 2013 Prospectus");

16 | •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

17 | and Annual Report incorporated in the Prospectus by reference on February 28,

18 | 2014 (collectively "February 2014 Prospectus");

19 | •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

20 | and Annual Report incorporated in the Prospectus by reference on March 1, 2015

21 | (collectively "March 2015 Prospectus");

22 | 35.   Each of the foregoing documents was negligently prepared and

23 | contained untrue statements of material fact and/or omitted to state other facts

24 | necessary to make the statements made not misleading, as described below. While

25 | the documents were not identical, they contained many substantially similar untrue

26 | statements and were rendered misleading by substantially similar omissions of

27 | material fact.

28 | 36.   A reasonable investor would have viewed the undisclosed facts

1   described herein, jointly and severally, as having altered the total mix of available

2   information. A reasonable investor also would understand that the undisclosed

3   facts would cause the Fund to undertake materially increased investment risk

4   during the Class Period because the Fund was investing in a manner that was of

5   materially greater risk than had been disclosed.

6   37.   The false statements and omissions of material fact contained in the

7   Fund's Registration Statements and SEC-filed materials included the following

8   statements made in the March 2013 Prospectus:

9   •   "None of the Funds will purchase or otherwise acquire any investment

10   if, as a result, more than 15% of its net assets (taken at current market value) would

11   be invested in securities that are illiquid."

12   •   "Generally speaking, an illiquid security is any asset or investment of

13   which a Fund cannot sell a normal trading unit in the ordinary course of business

14   within seven days at approximately the value at which a Fund has valued the asset

15   or investment, including securities that cannot be sold publicly due to legal or

16   contractual restrictions."

17   •   "Also, should illiquid assets ever exceed 15% of a Fund's net assets,

18   the Adviser would work with the Board to determine the appropriate steps and

19   timeframe for alleviating such excess."

20   •   "The Adviser's Executive Risk Committee (the 'Committee')

21   recommends certain position limitation guidelines for the Funds. The guidelines

22   supplement limits imposed by regulatory agencies and the Prospectus. The

23   guidelines are not meant to impose rigid limitations and from time to time the

24   Committee fully expects exceptions to occur. However, exceptions may only occur

25   with prior approval from the Committee. These guidelines serve to provide

26   enhanced oversight of more concentrated positions."

27   38.   Substantially similar representations were made in the February 2014

28   Prospectus and the March 2015 Prospectus.

39.   In addition, each Annual Report, incorporated by reference into the prospectuses and SAIs, supposedly identified the percentage of net assets of the Fund that were illiquid. Each Annual Report stated that the "Fund may invest up to 15% of its total net assets in securities which are not readily marketable, including those which are restricted as to disposition under applicable securities laws ('restricted securities')." For example, as of October 31, 2015, Defendants claimed that only 13.4% of the Fund was illiquid. These statements likewise were false or misleading, as an independent investigation has determined that a far greater percentage of the Fund's assets were in fact illiquid.

40.   These statements were false and misleading. An analysis of the Fund's holdings in 2013, 2014, and 2015 has shown that the Fund consistently held more than 15% of its net assets in illiquid securities that could not be sold within seven days at approximately the value at which the Fund held them. Defendants did not take adequate steps to reduce the Fund's illiquid holdings as the excessive illiquidity remained over a period of years. Nor did the Adviser's Executive Risk Committee take adequate steps to control the risks of the Fund or ensure that it remained within its 15% limit on illiquid securities. The Fund was so concentrated in illiquid securities that is should not have been offered as a mutual fund allowing daily redemptions. Redemptions in the Fund eventually caused Defendants to sell less liquid assets that reduced the Fund's share price, leading to more redemptions and more losses. This death spiral lead Defendants ultimately to take the nearly unprecedented step of shutting down the Fund and suspending redemptions. The investors remaining in the Fund will get back some unknown portion of their investment over an undetermined length of time.

41.   Independent analysts likewise have concluded that the Fund exceeded its 15% limit on illiquid securities. "At least one-fifth of Third Avenue's Focused Credit Fund, with less than $1 billion under management, was composed of illiquid assets, meaning they trade so infrequently that they don't have a market price,

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1 according to a Reuters analysis. That's one of the highest percentages of exposure

2 in the junk bond sector."[1]

3   42.   The Fund was so highly concentrated in illiquid securities that it never

4 should have operated as a mutual fund. "'That particular fund was a bit of an

5 anomaly from the standpoint of it was really a wolf in sheep's clothing, so to

6 speak,'" said Bradley Tank, chief investment officer of fixed income at Neuberger

7 Berman, speaking on a conference call about his firm's 2016 outlook. "'You have

8 a fund that has traditionally been invested in a way that's probably more consistent

9 with what a distressed investor would do in a private equity-like framework, with

10 lockup provisions and so on—not necessarily consistent with managing a 40 Act

11 fund that requires daily liquidity.'"[2]

12   43.   "Bruce Richards, chief executive officer of Marathon Asset

13 Management, called managers of Third Avenue Management 'triple-C cowboys'

14 for loading up on hard-to-sell unrated and low-rated bonds. 'The big picture is that

15 mutual funds are offering daily liquidity, so they have to be very strongly managed

16 with cash balances, lines of credit, good, quality names that you can trade in the

17 marketplace when you need to sell, as opposed to what Third Avenue was doing,'

18 Richards said Friday in a television interview on 'Bloomberg <GO>."[3]

19   44.   "The event also raises questions about whether Third Avenue's focus

20 on extremely risky and difficult to trade assets was really appropriate given the fact

21

22   [1]Tim McLaughlin, *Third Avenue Junk fund blowup exposes risks of
   unsellable assets*, Reuters (Dec. 12, 2015), http://www.reuters.com/article/us-
23 funds-bonds-risks-analysis-idUSKBN0TU0DK20151212.

24   [2]Diana Britton, *Neuberger Berman: Third Avenue Fund Managed Like
   Private Equity*, WealthManagement.com (Dec. 17, 2015),
25 http://wealthmanagement.com/blog/neuberger-berman-third-avenue-fund-
   managed-private-equity.

26   [3]Ben Steverman, *Bruce Richards Calls Third Avenue Management 'Triple-C
   Cowboys,'* , Bloomberg Business (Dec. 18, 2015),
27 http://www.bloomberg.com/news/articles/2015-12-18/bruce-richards-calls-third-
   avenue-management-triple-c-cowboys-.

28

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1   that mutual funds promise investors the ability to take their money out whenever

2   they wish. 'It is irresponsible to run the fund in such a way that they can't meet

3   redemptions,' said Leo Acheson, an analyst at Morningstar."[4]

4   45.   Nor did Defendants provide the promised "enhanced oversight" of the

5   Fund's risks as they related to its concentrated position in illiquid securities.

6   "Perhaps the most fundamental failure came at the outset in the firm's decision to

7   offer the Focused Credit strategy as an open-end mutual fund at all. The open-end

8   format demands daily liquidity, yet this was no ordinary high-yield bond fund. . . .

9   The underlying distressed bonds central to the strategy were particularly prone to

10 illiquidity. Management, and the board that oversaw the fund, failed to reconcile

11 this inconsistency, and that mismatch ultimately proved to be the fund's undoing.

12 However, once the decision to launch the fund had been made, management and

13 the fund's board had a responsibility to monitor the fund's liquidity and make

14 necessary adjustments to ensure the fund could meet redemption requests in an

15 orderly way. They failed to do so—management in miscalculating the potential

16 illiquidity of the fund's holdings and the board in not holding management's feet to

17 the fire as a secondary check."[5]

18   46.   The Fund's excessively illiquid portfolio lead it to enter into a death-

19 spiral as redemptions caused the Fund to sell assets that lead to further losses

20 causing further redemption requests. "Third Avenue may have been caught in a

21 self-fulfilling spiral. As investors demanded their money back because of falling

22 prices, the firm was forced to liquidate its holdings, pushing the prices lower on the

23

24

---

25 [4]Matt Egan, *CEO exits after mutual fund implodes*, CNN Money (Dec. 14,
    2015), http://money.cnn.com/2015/12/11/investing/junk-bond-fund-blows-up-
26 third-avenue/.

    [5]Bridget B. Hughes and Leo Acheson, *Many Concerns About Third Avenue*,
27 Morningstar (Dec. 22, 2015),
    http://news.morningstar.com/articlenet/article.aspx?id=734259.

28

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1   lowest-rated notes and spurring even more redemption requests."[6]

2   47.   "The day-to-day life of a fund manager involves spending a lot of time

3   thinking about liquidity, and what to do if a fund faces redemptions, but these

4   knuckleheads appear to have had blinders on, and lacked a fall-back position once

5   cash in the portfolio was exhausted by people checking out. Thus, they faced

6   unloading their junk at fire-sale prices to pay other defectors, which forced the

7   shut-down to allow an orderly liquidation."[7]

8   48.   Ultimately, Defendants themselves were forced to concede that the

9   Fund's assets were illiquid. In a letter dated December 9, 2015, the Adviser

10 notified investors that redemptions in the Fund were being halted and that the

11 Fund's remaining assets had been placed into a liquidating trust. The letter stated

12 that paying anticipated redemptions would have forced the Fund to sell assets at

13 prices that represented only "a portion of those investments' fair value given

14 current market conditions."[8] In other words, the Fund was so highly concentrated

15 in illiquid investments that it could no longer satisfy redemption requests.

16   49.   Due to Defendants' positive, but misleading or untrue statements,

17 billions of dollars poured into Defendants' Fund at prices set by Defendants. The

18 NAV of the Fund was approximately $10.89 per share at the beginning of the Class

19 Period before reaching as high as $12.28 on June 20, 2014. As shown in the chart

20 below, the NAV then began to decline, plummeting to as low as $6.48 per share on

21 December 10, 2015. During the class period, the decline in NAV of the Fund's

22

23   [6]Lisa Abramowicz, *Third Avenue Freeze-Out*, Bloomberg (Dec. 10, 2015), http://www.bloomberg.com/gadfly/articles/2015-12-10/third-avenue-halts-one-

24 high-yield-debt-spiral-but-not-others).

25   [7]Chuck Jaffe, *These Mutual-Fund Fumbles Cost Investors Real Money In 2015*, MarketWatch (Dec. 17, 2015), http://www.marketwatch.com/story/these-

26 mutual-fund-fumbles-cost-investors-real-money-in-2015-2015-12-17.

27   [8]Letter from Third Avenue Management (Dec. 9, 2015), http://thirdave.com/wp-content/uploads/2015/12/FCF-Shareholder-Letter-12-

28 2015.pdf).

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1   shares represents a loss of over 36%.

2



3

4

5

6

7

8

9

10

11

12   50.   The Fund's losses were not due simply to market forces. According to

13   Reuters, "[t]he nearly $800 million Focused Credit Fund had a negative total return

14   of nearly 30 percent this year before its closure, according to Morningstar Inc. By

15   contrast, the high-yield bond fund category is off 4.2 percent this year."[9]

16   **CLASS ACTION ALLEGATIONS**

17   51.   Plaintiff brings this action as a class action pursuant to Federal Rules

18   of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or

19   entities who acquired the Fund's shares traceable to Defendants' false and

20   misleading Registration Statements and who were damaged thereby (the "Class").

21   Excluded from the Class are Defendants, the Officers and Directors of the entities

22   named herein, members of their immediate families, their legal representatives,

23   heirs, successors, or assigns, and any entity in which Defendants had or have a

24   controlling interest.

25   52.   The members of the Class are so numerous that joinder of all members

26   _____

27   [9]Tim McLaughlin, *Third Avenue says fund seized up before collapse amid redemption flood*, Reuters (Dec. 17, 2015), http://www.reuters.com/article/us-funds-thirdavenue-sec-idUSKBN0U022620151217.

28

1   is impracticable. While the exact number of Class members is unknown to

2   Plaintiff at this time and can only be ascertained through appropriate discovery,

3   Plaintiff believes that there are thousands of members in the proposed Class.

4   Record owners and other members of the Class may be identified from records

5   maintained by Registrant or its transfer agent and may be notified of the pendency

6   of this action by mail, using the form of notice similar to that customarily used in

7   securities class actions.

8   53.   Plaintiff's claims are typical of the claims of the members of the Class

9   as all members of the Class are similarly affected by Defendants' wrongful conduct

10   in violation of federal law that is complained of herein.

11   54.   Plaintiff will fairly and adequately protect the interests of the members

12   of the Class and has retained counsel competent and experienced in class and

13   securities litigation.

14   55.   Common questions of law and fact exist as to all members of the Class

15   and predominate over any questions solely affecting individual members of the

16   Class. Among the questions of law and fact common to the Class are:

17   (a)   Whether Defendants' acts as alleged were a violation of

18   Sections 11 and 12(a)(2) of the Securities Act of 1933;

19   (b)   Whether statements made by Defendants to the investing public

20   in the Registration Statements and any sales or promotional material for the Fund

21   misrepresented or omitted material facts about the investment objectives, assets,

22   operations, or management of the Fund; and

23   (c)   Whether, and to what extent, the members of the Class have

24   sustained damages and the proper measure of damages.

25   56.   A class action is superior to all other available methods for the fair and

26   efficient adjudication of this controversy since joinder of all members is

27   impracticable. Furthermore, as the damages suffered by individual Class members

28   may be relatively small, the expense and burden of individual litigation make it

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1   impossible for members of the Class to redress individually the wrongs done to

2   them. There will be no difficulty in the management of this action as a class

3   action.

4


COUNT I

5

VIOLATIONS OF SECTION 11 OF THE 1933 ACT
AGAINST ALL DEFENDANTS

6


7   57.   Lead Plaintiff repeats and realleges each and every allegation

8   contained above. For purposes of this Count, Plaintiff expressly excludes and

9   disclaims any allegation that could be construed as alleging fraud or intentional or

10   reckless misconduct, as this Count is based solely on claims of strict liability and/or

11   negligence under the Securities Act.

12   58.   Lead Plaintiff brings this Count pursuant to Section 11 of the

13   Securities Act, 15 U.S.C. §77k, on behalf of himself and other members of the

14   Class against the Trust, the Adviser, the Distributor, and the Trustee Defendants.

15   59.   The March 2013 Prospectus, February 2014 Prospectus, and March

16   2015 Prospectus were false and misleading, contained untrue statements of material

17   facts, omitted to state other facts necessary to make the statements made not

18   misleading, and/or omitted to state material facts required to be stated therein.

19   60.   The Trust is the registrant for the share offering. As issuer of the

20   shares, the Trust is strictly liable to Plaintiff and the Class for the misstatements

21   and omissions.

22   61.   The Adviser was responsible for the contents and dissemination of the

23   March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

24   62.   The Distributor served as the Fund's principal underwriter of the

25   Fund's shares, and was responsible for the contents and dissemination of the March

26   2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

27   63.   The Trustee Defendants were responsible for the contents and

28   dissemination of the March 2013 Prospectus, February 2014 Prospectus, and


-14-
COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS


1 | March 2015 Prospectus. Each of the Trustee Defendants signed or authorized the

2 | signing of the March 2013 Prospectus, February 2014 Prospectus, and March 2015

3 | Prospectus.

4 | 64. None of the Defendants named in this Count made a reasonable

5 | investigation or possessed reasonable grounds for the belief that the statements

6 | contained in the March 2013 Prospectus, February 2014 Prospectus, and March

7 | 2015 Prospectus were true and without omissions of any material facts and were

8 | not misleading.

9 | 65. By reason of the conduct herein alleged, each Defendant violated,

10 | and/or controlled a person who violated, Section 11 of the Securities Act.

11 | 66. Plaintiff and other members of the Class acquired shares of the Fund

12 | pursuant and/or traceable to the March 2013 Prospectus, February 2014 Prospectus,

13 | and March 2015 Prospectus.

14 | 67. Plaintiff and other members of the Class sustained damages. At the

15 | time of their purchases of shares of the Fund, Plaintiff and other members of the

16 | Class were without knowledge of the facts concerning the wrongful conduct

17 | alleged herein and could not have reasonably discovered those facts.

18 | 68. Less than three years elapsed between the time that the securities upon

19 | which this Count is brought were offered to the public and the filing of this

20 | complaint. Less than one year elapsed between the time that Lead Plaintiff

21 | discovered or reasonably could have discovered the facts upon which this Count is

22 | based and the filing of this complaint.

23 | **COUNT II**

24 | **VIOLATIONS OF SECTION l2(a)(2) OF THE 1933**
**ACT AGAINST ALL DEFENDANTS**
25 |

26 | 69. This Count II is asserted against all Defendants as participants in the

27 | distribution of the Fund's shares.

28 | 70. Plaintiff repeats and incorporates each and every allegation contained

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

1 above as if fully set forth herein, except to the extent any allegations above contain

2 facts which are unnecessary or irrelevant for purposes of stating a claim under

3 Section 12, including allegations that might be interpreted to sound in fraud or

4 relating to any state of mind on the part of the Defendants, other than strict liability

5 or negligence.

6   71.   Defendants offered and sold a security, namely shares of the Fund's

7 common stock, by means of the March 2013 Prospectus, February 2014

8 Prospectus, and March 2015 Prospectus, or were controlling persons of the Fund or

9 of those who offered and sold the Fund's shares. The March 2013 Prospectus,

10 February 2014 Prospectus, and March 2015 Prospectus contained untrue and/or

11 misleading statements of material fact, contained material omissions, or omitted

12 material facts necessary in order to make the statements, in light of the

13 circumstances under which they were made, not misleading, or contained material

14 statements of fact that the Defendants in the exercise of reasonable care should

15 have known were false.

16   72.   Defendants actively solicited the sale of the Fund's shares to serve

17 their own financial interests.

18   73.   At the time of purchase of the Fund's shares, Plaintiff and other

19 members of the Class did not know that the representations made to them by

20 Defendants in connection with the distribution of shares and the matters described

21 above were untrue, and did not know the above described omitted material facts

22 were not disclosed.

23   74.   As a result of the matters set forth above, pursuant to Section 12(a)(2)

24 of the Securities Act, Plaintiff and Class members are entitled to recover upon

25 tender of the Fund shares they purchased the consideration paid for the shares with

26 interest thereon, less the amount of any income received thereon, or damages

27 resulting from Defendants' conduct.

28   75.   Plaintiff and putative Class members who do not opt out, hereby

1   tender their shares in the Fund.

2   76.   Defendants are liable to Plaintiff and Class members pursuant to

3   Section 12(a)(2) of the Securities Act, as sellers of the Fund shares.

4 **COUNT III**

5 **VIOLATIONS OF SECTION 15 OF THE 1933 ACT**
**AGAINST THE INDIVIDUAL DEFENDANTS**

6

7   77.   Plaintiff repeats and incorporates each allegation contained above.

8   78.   This Count III is brought pursuant to Section 15 of the 1933 Act

9   against the Individual Defendants.

10   79.   Each of the Individual Defendants was a control person of the Trust,

11   the Adviser, or the Distributor by virtue of his or her position as a trustee and/or

12   senior officer of these Defendant entities. The Individual Defendants each had a

13   series of direct and/or indirect business and/or personal relationships with other

14   trustees and/or officers and/or major shareholders of the Defendant entities.

15   80.   Each of the Individual Defendants was a culpable participant in the

16   violations of Sections 11 and 12 of the 1933 Act alleged in the Counts above, based

17   on their having signed or authorized the signing of the March 2013 Prospectus,

18   February 2014 Prospectus, and March 2015 Prospectus and having otherwise

19   participated in the process which allowed the share offering to be successfully

20   completed, or having participated in the offer or sale of the shares of the Fund.

21 **PRAYER FOR RELIEF**

22   WHEREFORE, Plaintiff prays for judgment as follows:

23   1.   Determining that this action is a proper class action, certifying

24   Plaintiff as representative of the Class alleged herein, and appointing his attorneys

25   as counsel for the Classes under Federal Rule of Civil Procedure 23;

26   2.   Awarding compensatory and rescissionary damages in favor of

27   Plaintiff and other members of the Class against all Defendants, jointly and

28

1 severally, for all damages sustained as a result of Defendants' wrongdoing, in an

2 amount to be proven at trial, including interest thereon;

3   3.   Enjoining Defendants from continuing to engage in the violations of

4 law, as alleged herein;

5   4.   Awarding Plaintiff and other members of the Class pre-judgment and

6 post-judgment interest;

7   5.   Awarding Plaintiff and other members of the Class their reasonable

8 costs and expenses incurred in this action, including counsel fees and expert fees;

9   6.   Awarding such equitable, injunctive or other relief as deemed

10 appropriate by the Court;

11   7.   Awarding such other and further relief as this Court may deem just

12 and proper.

13

14   **DEMAND FOR JURY TRIAL**

15   Plaintiff demands a trial by jury on all counts so triable.

16

17 Dated: January 27, 2016   Respectfully submitted,

18   ALAN W. SPARER
                                                MARC HABER
19   SPARER LAW GROUP

20

21   By:_____*/s/ Alan W. Sparer*_____
                                                        ALAN W. SPARER
22

23   Attorneys for Plaintiff LOI TRAN

24

25

26

27

28

                                -18-
        COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

ROBBINS GELLER RUDMAN
& DOWD LLP
DAVID C. WALTON (167268)
BRIAN E. COCHRAN (286202)
655 West Broadway, Suite 1900
San Diego, CA 92101-8498
Telephone: 619/231-1058
619/231-7423 (fax)
dwalton@rgrdlaw.com
bcochran@rgrdlaw.com
– and –
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
drosenfield@rgrdlaw.com

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

INTER-MARKETING GROUP USA, INC., Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. THIRD AVENUE TRUST, THIRD AVENUE MANAGEMENT LLC, M.J. WHITMAN LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, WILLIAM E. CHAPMAN, II, LUCINDA FRANKS, EDWARD J. KAIER, ERIC RAKOWSKI, MARTIN SHUBIK, CHARLES C. WALDEN and PATRICK REINKEMEYER, Defendants.	Case No. <u>CLASS ACTION</u> COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS <u>DEMAND FOR JURY TRIAL</u>

1   Plaintiff, individually and on behalf of all others similarly situated, by

2 plaintiff's undersigned attorneys, for plaintiff's complaint against defendants, alleges

3 the following based upon personal knowledge as to plaintiff and plaintiff's own acts,

4 and upon information and belief as to all other matters based on the investigation

5 conducted by and through plaintiff's attorneys, which included, among other things, a

6 review of U.S. Securities and Exchange Commission ("SEC") filings by Third

7 Avenue Trust ("Third Avenue" or the "Trust"), as well as media and analyst reports

8 about the Trust and Trust press releases. Plaintiff believes that substantial additional

9 evidentiary support will exist for the allegations set forth herein after a reasonable

10 opportunity for discovery.

11   **JURISDICTION AND VENUE**

12   1.   This Court has jurisdiction over the subject matter of this action pursuant

13 to 28 U.S.C. §1331 and §22 of the Securities Act of 1933 (the "1933 Act") [15 U.S.C.

14 §77v].

15   2.   The claims asserted herein arise under and pursuant to §§11, 12(a)(2) and

16 15 of the 1933 Act [15 U.S.C. §§77k, 77l(a)(2) and 77o]. In connection with the acts

17 complained of, defendants, directly or indirectly, used the means and instrumentalities

18 of interstate commerce, including, but not limited to, the mails, interstate telephone

19 communications and the facilities of the national securities markets.

20   3.   Venue is proper in this District pursuant to 28 U.S.C. §1391(b) because

21 the acts complained of herein occurred in this District, including the dissemination of

22 defendants' false and misleading statements into this District and the purchase of

23 artificially inflated Fund (as defined below) shares by investors residing in this

24 District. A complaint seeking substantially similar relief by a person purporting to be

25 a shareholder of the Fund and to be a resident of this District was filed in this District

26 on January 27, 2016. *See Tran v. Third Avenue Management LLC, et. al*, No. 16-cv-

27 00602 (C.D. Cal.).

28

1   **NATURE OF THE ACTION**

2   4.   This is a securities class action on behalf of all purchasers of Third

3 Avenue Focused Credit Fund Investor Class shares ("TFCVX") and Third Avenue

4 Focused Credit Fund Institutional Class shares ("TFCIX") between March 1, 2013 and

5 December 10, 2015, inclusive (the "Class Period"), against Third Avenue, certain of

6 its officers and/or trustees, its investment advisor, Third Avenue Management LLC

7 ("Third Avenue Management"), and M.J. Whitman LLC, Third Avenue

8 Management's affiliated broker-dealer, for violations of the 1933 Act.

9   5.   Third Avenue is an open-ended management investment company

10 focused on value investing, and specifically the purchase of undervalued assets based

11 on fundamental analysis. Third Avenue Focused Credit Fund ("Focused Credit Fund"

12 or the "Fund") is a mutual fund within the Third Avenue family of investment funds

13 that seeks to achieve long-term total returns mainly by investing in bonds and other

14 types of credit instruments, including in a substantial proportion of non-investment

15 grade assets commonly known as "high-yield" or "junk" bonds.

16   6.   Third Avenue is registered with the SEC as an open-ended investment

17 company under the Investment Company Act of 1940 ("ICA"). As such, its series of

18 investment funds, including the Focused Credit Fund, are subject to the rules and

19 regulations governing mutual funds under the ICA. The SEC lists the ability of

20 investors to readily redeem their shares as one of the "traditional, distinguishing

21 characteristics of mutual funds" on its website.[1] Codifying this key characteristic,

22 ICA §22(e) states that mutual funds must stand ready to redeem shares daily and pay

23 redeeming shareholders within seven days of receiving a redemption request. In order

24 to ensure a mutual fund will be able to timely satisfy investor redemption requests, at

25 least 85% of its assets must be "liquid" under SEC guidelines. *See Revisions of*

26

---

27   [1]   *See* U.S. Securities and Exchange Commission, *Invest Wisely: An Introduction to Mutual Funds*, http://www.sec.gov/investor/pubs/inwsmf.htm#key (last visited Feb. 1, 2016).

28

1 *Guidelines to Form N-1A*, SEC Release No. 33-6927; IC-18612, 1992 SEC LEXIS

2 1083 (Mar. 12, 1992) ("SEC Release No. 33-6927").   A security is defined as

3 "illiquid" if a fund cannot receive the amount at which it values the asset within seven

4 days. *See Acquisition and Valuation of Certain Portfolio Instruments by Registered*

5 *Investment Companies,* SEC Release No. IC-14983, 1986 SEC LEXIS 2317 (Mar. 21,

6 1986) ("SEC Release No. IC-14983").

7   7.   Since its launch in August 2009, the Focused Credit Fund has promised

8 investors access to higher yielding distressed debt investments, while purporting to

9 maintain the liquidity and share redemption guarantees of a traditional mutual fund.

10 For example, the Fund's prospectus and registration statement (together with all

11 amendments and supplements thereto, the "Offering Materials") stated that investors

12 in the Fund would be able to "redeem [their] shares on any day during which the

13 NYSE is open," and that the "Fund will usually make payment for redemptions of

14 Fund shares within one business day, but not later than seven calendar days, after

15 receipt of a redemption request."   The Offering Materials also stated that throughout

16 the Class Period, the Fund maintained only a small proportion of its investments in

17 illiquid securities and at no point held more than the 15% threshold set by the SEC.

18 The Offering Materials also stated that only a small proportion of the Fund's assets

19 were "not readily marketable" for "which market quotations are not readily available."

20   8.   These statements were false and misleading when made.   Specifically,

21 defendants failed to disclose that the Fund had taken on excessive amounts of illiquid

22 securities as it grew in size, more than tripling from approximately $1 billion in assets

23 to approximately $3.5 billion in assets from 2012 to 2014.   As a result, the Fund

24 became heavily concentrated in assets for which no market readily existed, subjecting

25 the Fund and investor capital to undisclosed risks of outsized investment losses and to

26 the impairment of shareholders' redemption rights in the event of a market downturn

27 or a run of redemption activity.

28

- 3 -

1   9.   As the junk bond market experienced negative trends in the summer of
2 2014 and redemptions picked up, the Fund entered a "death spiral" of its own making.
3 While the Fund continued to outwardly represent that it was abiding by the SEC's
4 15% liquidity rule and had sufficient liquidity to cover investor redemptions, it
5 internally found it could not sell its positions at prices reasonably reflecting the value
6 it had attributed to them, causing it to sell its most liquid assets to cover investor
7 redemptions, thereby increasing its concentration of illiquid and underperforming
8 assets and further impairing its ability to meet future redemptions.   By early
9 December, the Fund was down 27% on the year, compared to less than 4% for high-
10 yield funds as a category, according to Morningstar.

11   10.   By December 10, 2015, the incongruence between the Fund's internal
12 investment strategy and outward obligations as a mutual fund reached a breaking
13 point. On that day, Third Avenue shocked the investment community by announcing
14 that it had completely frozen investor withdrawals and shifted all Fund assets into a
15 liquidating trust. The Company had taken this unprecedented step without seeking
16 prior SEC approval.   Third Avenue stated that it may take a "year or more" for
17 investors with money still locked in the Fund to get their money back (assuming they
18 are able to get their money back at all).

19   11.   The news sparked a rout in high-yield debt markets.   Illustrative of
20 market commentary, *Dow Jones* called the move "highly unorthodox," with *The Wall*
21 *Street Journal* stating that it would have potentially "significant repercussions for both
22 the company and the mutual-fund industry, **which for decades has thrived by**
23 **promising to allow investors to take a long-term view of the markets while retaining**
24 **the right to cash out shares at any time**."[2]

25   12.   Shortly thereafter, defendant David M. Barse ("Barse"), the Chief
26 Executive Officer ("CEO") of Third Avenue Management, was fired.

27

28 [2]   All emphasis has been added unless otherwise noted.

13.   On December 16, 2015, Third Avenue Management issued a second letter to shareholders stating that it had struck a belated deal with the SEC requiring it to transfer assets back into the Focused Credit Fund so that investors could receive more transparency on the liquidation, while the Fund continued to freeze redemption requests. The letter also stated that the initial shareholder distribution would include only 9% of the Fund's remaining capital, indicating that the Fund *could not quickly sell 91% of its assets* at reasonable or above fire-sale prices. *The Wall Street Journal* would later report, citing a former employee who had worked with defendant Barse, that Barse had internally "voiced some concern about the risk of holding hard-to-sell assets while allowing investors to sell out in a day" and "'was worried about the mismatch.'" Unfortunately, Barse and the rest of the defendants did not share their concerns with the Fund's investors until it was too late and the value of the Fund's assets were in freefall with their investments locked-in for the ride.

14.   As its previously undisclosed liquidity problems, concentration of high-risk and overvalued assets, and redemption shortcomings came to light, the value of the Fund's shares plummeted. For example, on December 10, 2015, TFCIX shares closed at $6.46 per share and TFCVX shares closed at $6.48 per share,[3] more than 45% below their Class Period highs.

PARTIES

15.   Plaintiff Inter-Marketing Group USA, Inc. acquired the Fund's shares pursuant to one or more of the Offering Materials at issue as set forth in the attached certification and has been damaged thereby.

16.   Defendant Third Avenue is an open-ended investment company with several investment funds, including the Focused Credit Fund.   Third Avenue is

---

[3]   The share prices for TFCIX and TFCVX are determined by the Fund's daily net asset value per share, or "NAV."

- 5 -

1 | organized under the laws of Delaware pursuant to a Trust Instrument dated October
2 | 31, 1996.

3 | 17.   Defendant Third Avenue Management is an investment advisor to private
4 | and institutional clients, including defendant Third Avenue.

5 | 18.   Defendant M.J. Whitman LLC (the "Distributor"), is an affiliate of Third
6 | Avenue Management and was, during the relevant time period, the principal
7 | underwriter and distributor for shares of the Fund. The Distributor also served as
8 | Third Avenue's agent for the purpose of the continuous public offering of the Fund's
9 | shares.

10 | 19.   Defendant Martin J. Whitman ("Whitman") was at all relevant times the
11 | Chairman of the Board of Trustees of the Fund and signed each Registration
12 | Statement effective during the Class Period.

13 | 20.   Defendant Barse was at all relevant times CEO, President, Investment
14 | Advisor and a Trustee of Third Avenue until he was fired in December 2015. Barse
15 | signed each Registration Statement effective during the Class Period.

16 | 21.   Defendant Vincent J. Dugan ("Dugan") was at all relevant times Chief
17 | Financial Officer ("CFO") and Investment Manager of Third Avenue, and also sat on
18 | the Valuation Committee of the Focused Credit Fund. Dugan signed each
19 | Registration Statement effective during the Class Period.

20 | 22.   Defendant William E. Chapman, II ("Chapman") was at all relevant
21 | times a Trustee of Third Avenue and signed each Registration Statement effective
22 | during the Class Period.

23 | 23.   Defendant Lucinda Franks ("Franks") was at all relevant times a Trustee
24 | of Third Avenue and signed each Registration Statement effective during the Class
25 | Period.

26 | 24.   Defendant Edward J. Kaier ("Kaier") was at all relevant times a Trustee
27 | of Third Avenue and signed each Registration Statement effective during the Class
28 | Period.

25.   Defendant Eric Rakowski ("Rakowski") was at all relevant times a Trustee of Third Avenue and signed each Registration Statement effective during the Class Period.

26.   Defendant Martin Shubik ("Shubik") was at all relevant times a Trustee of Third Avenue and signed each Registration Statement effective during the Class Period.

27.   Defendant Charles C. Walden ("Walden") was at all relevant times a Trustee of Third Avenue and signed each Registration Statement effective during the Class Period.

28.   Defendant Patrick Reinkemeyer ("Reinkemeyer") has served since January 2015 and at all relevant times thereafter as a Trustee of Third Avenue and signed the 2015 Offering Materials and amendments thereto effective during the Class Period.

29.   The defendants referenced above in ¶¶19-28 are referred to herein as the "Individual Defendants."

BACKGROUND

30.   Third Avenue is an open-end management investment company organized as a Delaware business trust pursuant to a Trust Instrument dated October 31, 1996. The Trust currently consists of five non-diversified (within the meaning of §5(b)(2) of the ICA) separate investment series, each with their own investment strategy, and purports to employ a "strict value discipline" approach to investing.

31.   The Focused Credit Fund is a mutual fund within the Third Avenue family of investment series. The Fund sought to achieve its long-term total return objective mainly by investing in bonds and other types of credit instruments and to invest a substantial amount of its assets in credit instruments that are rated below investment grade. Under normal circumstances, at least 80% of the Fund's net assets (plus the amount of any borrowing for investment purposes) would be invested in

1 bonds and other types of credit instruments, such as high-yield bonds (commonly

2 known as "junk bonds" or "junk debt").

3   32.   Investors could purchase two series of shares in the Focused Credit Fund:

4 (i) TFCVX, which required an upfront investment of at least $2,500; and (ii) TFCIX,

5 which required an upfront investment of at least $100,000, but had lower fees.

6   33.   Because of the nature of the Fund's investments, which generally have

7 limited publicly available information, it would be practically impossible for outside

8 shareholders to independently determine the value of the Fund's total reported assets.

9 For example, the Fund generally categorizes its investments as Level 1, Level 2 or

10 Level 3 based on the amount of "observable data" on valuation inputs. Only Level 1

11 assets reflect "unadjusted quoted prices in active markets for identical assets or

12 liabilities." Level 2 assets, by contrast, "require[] significant judgment by the Fund[]"

13 in order to determine their fair value because they are based on "[i]nputs other than

14 [observable] quoted prices," including in non-active markets. The Fund's valuation of

15 Level 3 assets are the most opaque, because they rely on "[s]ignificant unobservable

16 inputs," and thus on assumptions by the Fund. Over the Class Period, only a relatively

17 small proportion of the Fund's assets were categorized as Level 1. For example, as of

18 October 31, 2013, the Fund categorized only $119 million of its total $1.6 billion in

19 portfolio assets (at fair value) as Level 1, or approximately 7.5%.

20 **Management of the Focused Credit Fund**

21   34.   Third Avenue Management is the investment adviser for Third Avenue

22 and the Focused Credit Fund pursuant to an investment advisory agreement and is

23 registered with the SEC as such under the ICA.   As a result, Third Avenue

24 Management owes the Trust and the Fund fiduciary duties, including the duty to act in

25 good faith, in the best interests of clients, to fully and fairly disclose all material facts

26 to clients, to expose and eliminate any conflicts of interest that may cause the

27 investment adviser to render advice that is not disinterested, and to affirmatively

28 employ reasonable care to avoid misleading clients.

35.   Third Avenue Management earned tens of millions of dollars in fees from Third Avenue and the Focused Credit Fund (as well as other asset portfolios under its management) for the provision of advisory, management and related services. For example, for the fiscal year ended October 31, 2015, the Focused Credit Fund paid approximately $23 million in fees and expenses, primarily to Third Avenue Management and its employees. Similarly, for the fiscal year ended October 31, 2014, the Fund paid approximately $29 million in fees and expenses, primarily to Third Avenue Management and its employees.

36.   During the Class Period, the Fund had no independent officers and was managed by employees of Third Avenue and Third Avenue Management and the Fund's Board of Trustees (the "Board"), including the Individual Defendants. For example, Third Avenue Management was responsible for the Fund's investments as overseen by the Board. The Fund also maintained a Valuation Committee, on which defendant Dugan sat, responsible for valuing the Fund's assets, and a Fair Value Committee, responsible for overseeing fair valuations pursuant to procedures and methodologies implemented and periodically reviewed by the Board.[4] The Board was also responsible for monitoring the liquidity of the Fund to ensure that it remained within the limits set by the Board and to ensure that assets deemed "liquid" were properly categorized as such.

Mutual Funds Must Maintain Adequate Liquidity

37.   "Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days," the SEC considers it "*essential* that such companies maintain a portfolio of investments that enable them to fulfill that obligation." ICA Release No. 5847, 1969 SEC LEXIS 812, at *15 (Oct. 21, 1969). Section 22(e) of the ICA prohibits mutual funds from suspending the right of

---

[4]   Defendants Chapman, Franks, Kaier, Rakowski, Shubik, Walden and Reinkemeyer sat on the Fair Value Committee.

1 redemption or postponing payment of a redemption request for more than seven days

2 after a tender of shares, except in very narrow circumstances limited to:

3   (1)   for any period (A) during which the New York Stock

4   Exchange is closed other than customary week-end and holiday closings

5   or (B) during which trading on the New York Stock Exchange is

6   restricted;

7   (2) for any period during which an emergency exists as a result of

8   which (A) disposal by the company of securities owned by it is not

9   reasonably practicable or (B) it is not reasonably practicable for such

10   company fairly to determine the value of its net assets; or

11   (3) for such other periods as the Commission may by order permit

12   for the protection of security holders of the company.

13 Investors generally consider the easily redeemable nature of mutual fund shares as a

14 primary benefit of investing in them.[5] In fact, the SEC considers the right of

15 redemption a "traditional, distinguishing characteristic of mutual funds."[6]

16   38.   In addition, a mutual fund must compute its NAV each business day and

17 give purchase and redemption orders the price next computed after receipt of an order.

18 *See* 17 C.F.R. 270.22c-1. To compute an accurate NAV per share, a mutual fund must

19 be able to value each portfolio security accurately. Mutual funds must use market

20 price to value securities for which market quotations are readily available, and the

21 board of directors must make a good faith determination of the fair value of securities

22 for which market prices are not readily available. *See* 17 C.F.R. 270.2a-4(a)(1).

23

---

24 [5]   *See, e.g.*, Mark P. Cussen, *The Benefits of Mutual Funds* (Sept. 18, 2014),

25 http://mutualfunds.com/education/ benefits-of-mutual-funds/ ("Another element of convenience found with mutual funds is the ability to purchase and redeem shares

26 with relative ease.").

27 [6]   *See* U.S. Securities and Exchange Commission, *Invest Wisely: An Introduction to Mutual Funds*, http://www.sec.gov/investor/pubs/inwsmf.htm#key (last visited Feb. 1,

28 2016).

1   However, even if market quotations are not available to value certain securities,

2   mutual funds complying with generally accepted accounting principles ("GAAP") are

3   required to use market-based inputs and assumptions to the extent possible to value

4   those securities. *See* ASC 820-10-05-1C. If the NAV of a mutual fund is not

5   accurate, purchasing or redeeming shareholders may pay or receive too little or too

6   much for their shares, and the interests of remaining shareholders may be overvalued

7   or diluted.

8   39.   In order to meet these requirements, the SEC requires mutual funds to

9   "maintain a high degree of portfolio liquidity." *See* SEC Release No. 33-6927, 1992

10   SEC LEXIS 1083, at *5. As a result, current SEC guidelines set the maximum

11   amount of illiquid assets a mutual fund may hold at any given time at 15% of total

12   fund assets. *See id.* at *9. A security is defined as "illiquid" if a fund cannot receive

13   the amount at which it values the asset within seven days. *See* SEC Release No. IC-

14   14983, 1986 SEC LEXIS 2317. The SEC also has stated that open-end funds have a

15   "general responsibility to maintain a level of portfolio liquidity that is appropriate

16   under the circumstances," and to engage in ongoing portfolio liquidity monitoring "to

17   determine whether, in light of the current circumstances, an adequate level of liquidity

18   is being maintained." *See* SEC Release No. 33-6927, 1992 SEC LEXIS 1083, at *7.

19   For example, the SEC has stated that when a fund is experiencing a net outflow of

20   assets it "should consider reducing its holdings of illiquid securities in an orderly

21   fashion in order to maintain adequate liquidity." *Id*. at *7-*8. As stated by Roger

22   Ibbotson, a highly regarded finance expert and emeritus professor of the practice of

23   finance at Yale School of Management, "'things that are really illiquid do not belong

24   in mutual funds.'"

25   40.   In January 2014, the SEC issued a risk management guidance update for

26   fixed income markets investing.[7] The guidance encouraged investment advisors for

27

[7] *Guidance Update* (Jan. 2014), http://www.sec.gov/divisions/investment/
28   guidance/im-guidance-2014-1.pdf.

1 bond mutual funds (such as the Focused Credit Fund) to evaluate and stress test their

2 liquidity and ability to meet investor redemption requests and to assess the adequacy

3 of their disclosures to investors regarding related risks.

4 **Relevant SEC Filings**

5   41.   On or about August 24, 2009, defendants began offering shares of the

6 Focused Credit Fund pursuant to an initial registration statement filed with the SEC.

7   42.   Defendants annually filed nearly identical Registration Statements and

8 Prospectuses throughout the Class Period in connection with the continuous offerings

9 of the Focused Credit Fund's shares. The Fund's shares were issued to investors

10 pursuant to the following series of Registration Statements and Prospectuses that

11 formed part of the Registration Statements filed with the SEC and made effective

12 during the relevant period, which are referred to collectively herein as the "Offering

13 Materials":

14   (a)   Summary Prospectus filed February 28, 2013 and dated March 1,

15 2013;

16   (b)   Registration Statement and Prospectus filed on February 28, 2013

17 and dated March 1, 2013;

18   (c)   Post-effective amendment to the Registration Statement filed

19 March 15, 2013;

20   (d)   Summary Prospectus filed February 28, 2014;

21   (e)   Registration Statement and Prospectus filed on February 28, 2014;

22   (f)   Post-effective amendment to the Registration Statement filed

23 March 13, 2014;

24   (g)   Summary Prospectus filed February 27, 2015 and dated March 1,

25 2015;

26   (h)   Registration Statement and Prospectus filed on February 27, 2015

27 and dated March 1, 2015;

28

1   (i)   Post-effective amendment to the Registration Statement filed

2 March 18, 2015;

3   (j)   Prospectus supplement and prospectus summary filed March 23,

4 2015; and

5   (k)   Prospectus supplement filed December 10, 2015.

6   43.   A statement of additional information ("SAI") and the Fund's Annual

7 Report for that year, which provided investors with additional guidance about, *inter*

8 *alia*, the Fund's investment strategies and limitations, were incorporated by reference

9 and filed with the Offering Materials. The Fund filed Annual Reports with the SEC

10 on Form N-CSR on December 30, 2013, January 6, 2015 and December 24, 2015, and

11 stand-alone SAIs on June 11, 2014, March 2, 2015, March 23, 2015 and October 15,

12 2015, and Semi-Annual and Quarterly reports which were part of the Offering

13 Materials.

14   44.   The Offering Materials referred investors seeking more information to

15 the SAIs, and expressly incorporated the SAIs, which "provide[] more detailed

16 information about the Fund." Defendants reissued and updated the SAIs throughout

17 the relevant time period. The Offering Materials directed investors to review the

18 SAIs, Annual Reports and Semi-Annual Reports for additional information. The

19 Annual Reports included "a discussion of the market conditions and investment

20 strategies that significantly affected the Fund['s] performance[] during the last fiscal

21 year."

22   45.   Disclosure of the Fund's complete holdings is required to be made

23 quarterly within 60 days of the end of each fiscal quarter in the Annual Report and

24 Semi-Annual Report to Fund shareholders and in the quarterly holdings report on

25 Form N-Q. The Semi-Annual Reports and Form N-Qs were part of the Offering

26 Materials. Each member of the Class purchased shares of the Focused Credit Fund

27 pursuant to the Offering Materials.

28

**DEFENDANTS' MATERIALLY FALSE AND
MISLEADING STATEMENTS IN THE OFFERING MATERIALS**

46.   The Offering Materials stated that the Fund employed a "disciplined and deliberate" approach to value investing "through intensive research of individual companies," which was designed to "lower[] investment risk" and increase long-term capital appreciation in distressed assets:

> Focused Credit Fund . . . *adheres to a strict value discipline* in selecting
> securities and other instruments. This means seeking investments whose
> market prices are low in relation to what the Fund's Adviser, Third
> Avenue Management . . . believes is their intrinsic value and/or whose
> total return potential is considered by the Adviser to be high. *The
> Fund's Adviser believes this both lowers investment risk and increases
> capital appreciation and total return potential*. The Fund identifies
> investment opportunities through intensive research of individual
> companies and generally does not focus solely on market conditions and
> other macro factors. For these reasons, the Fund may seek investments
> in the debt or other securities of companies in industries that are believed
> to be temporarily depressed.

47.   The Offering Materials stated that the "Third Avenue Focused Credit Fund may be appropriate for long-term investors seeking alternatives to equity investments for long-term total return, which may include returns from a combination of sources including capital appreciation, fees and interest income."

48.   In addition, the Offering Materials stated the Fund's share prices would be set by the Fund's NAV, calculated daily, generally "*using the most readily available market price*," *i.e.*, the "*market value*" of the Fund's investments. For those illiquid investments for which no "market quotations" were readily available or deemed unreliable, the Fund's Board would determine their "fair value" in good faith

- 14 -

1 and according to pre-determined procedures, including in-depth reviews by the Fair
2 Value Committee of the Board.

3   49.   The Offering Materials also stated that investors would be able to
4 "***redeem [their] shares on any day during which the NYSE is open***, either directly
5 from the Fund or through certain broker-dealers or other financial intermediaries."
6 The Offering Materials further stated that the Fund would "usually make payment for
7 redemptions of Fund shares within one business day, ***but not later than seven***
8 ***calendar days***, after receipt of a redemption request."

9   50.   The SAI set out narrow circumstances under which the right of
10 redemption may be deferred for greater than seven days, which generally tracked the
11 exceptions listed in ICA §22(e):

12   •   (a) "when trading on the New York Stock Exchange ("NYSE") is
13   restricted";

14   •   (b) "when the NYSE is closed for other than weekends and holidays";

15   •   (c) "when the SEC has by order permitted such suspension"; or

16   •   "when an emergency exists making disposal of portfolio securities or
17   valuation of net assets of the Fund not reasonably practicable; provided
18   that applicable rules and regulations of the SEC shall govern as to
19   whether the conditions prescribed [above] exist."

20   51.   The Fund did not disclose that redemptions could be suspended
21 unilaterally by Third Avenue as to all shareholders and for an indefinite duration, or
22 due to an "emergency" of Third Avenue's own creation caused by it taking on
23 undisclosed investment concentration and liquidity risks. To the contrary, the SAI
24 stated that the Fund "***will not purchase or otherwise acquire any investment if, as a***
25 ***result, more than 15% of its net assets (taken at current market value) would be***
26 ***invested in securities that are illiquid***."   The SAI defined an illiquid asset or
27 investment as any which the Fund "***cannot sell a normal trading unit in the ordinary***
28 ***course of business within seven days*** at approximately the value at which the Fund

1   has valued the asset or investment, including securities that cannot be sold publicly

2   due to legal or contractual restrictions." The SAI also stated that the Board would

3   "*monitor*" the liquidity of the Fund's investments to ensure securities deemed liquid

4   are "*freely salable*," including a "*review [of] pertinent factors such as trading*

5   *activity, reliability of price information and trading patterns of comparable*

6   *securities*."

7   52.   On March 7, 2013, Third Avenue filed its quarterly report for the Fund

8   for the period ended January 31, 2013 with the SEC on Form N-Q (the "1Q13 N-Q").

9   The 1Q13 N-Q stated that at period end the Fund had approximately $1 billion in net

10   assets, with an NAV per share of $10.79 for TFCVX shares and $10.78 for TFCIX

11   shares. The "fair value" of the Fund's assets was defined as "*the price that a Fund*

12   *would receive upon selling an investment in an orderly transaction to an*

13   *independent buyer* in the principal or most advantageous market for the investment

14   under current market conditions." The 1Q13 N-Q also stated that the Fund could only

15   invest "*up to 15% of its total net assets* in securities which are not readily marketable,

16   including those which are restricted as to disposition under applicable securities laws

17   ('restricted securities')." It also stated that "[r]estricted securities and other securities

18   and assets for which market quotations are not readily available are valued at 'fair

19   value', determined in good faith by the Trust's Valuation Committee as authorized by

20   the Board of the Trust, under procedures established by the Board." The 1Q13 N-Q

21   stated that "*$0 or 0.00% of net assets*" for the Fund were calculated at fair value under

22   this definition at period end.[8]

23   53.   On June 25, 2013, Third Avenue filed its semi-annual report for the Fund

24   for the period ended April 30, 2013 with the SEC on Form N-CSRS (the "2013 Semi-

25   Annual Report"). The 2013 Semi-Annual Report stated that at period end the Fund

26

27   [8] These definitions of "fair value," "liquidity" and securities for which "market
     quotations are not readily available" were used in the Fund's periodic financial filings
28   throughout the Class Period.

1 had approximately $1.2 billion in net assets, with an NAV per share of $11.21 for

2 TFCVX shares and $11.20 for TFCIX shares, and reiterated the Fund's purportedly

3 "*disciplined and deliberate investing approach*." The 2013 Semi-Annual Report also

4 stated that the Fund could only invest "*up to 15% of its total net assets* in securities

5 which are not readily marketable." The 2013 Semi-Annual Report stated that only

6 "*$1,409,667 or 0.12% of net assets*" for the Fund were calculated at fair value for

7 "which market quotations are not readily available" at period end.

8   54.   On September 19, 2013, Third Avenue filed its quarterly report for the

9 Fund for the period ended July 31, 2013 with the SEC on Form N-Q (the "3Q13

10 N-Q"). The 3Q13 N-Q stated that at period end the Fund had approximately $1.3

11 billion in net assets, with an NAV per share of $11.00 for TFCVX shares and $10.99

12 for TFCIX shares. The 3Q13 N-Q also stated that the Fund could only invest "*up to*

13 *15% of its total net assets* in securities which are not readily marketable." The 3Q13

14 N-Q stated that "*$0 or 0.00% of net assets*" for the Fund were calculated at fair value

15 for "which market quotations are not readily available" at period end.

16   55.   On December 30, 2013, Third Avenue filed its annual report for the Fund

17 for the period ended October 31, 2013 with the SEC on Form N-CSR (the "2013

18 Annual Report"). The 2013 Annual Report stated that at period end the Fund had

19 approximately $1.8 billion in net assets, with an NAV per share of $11.08 for TFCVX

20 shares and $11.07 for TFCIX shares, and generated a 16.61% and 16.91% return for

21 each investor class, respectively, over the fiscal year. The 2013 Annual Report also

22 reiterated the Fund's purportedly "*disciplined and deliberate investing approach*" and

23 its valuation policies and procedures described in the Offering Materials, including the

24 regular review by Board committee to ensure investment liquidity and the reliability

25 of fair value determinations and other valuations. The 2013 Annual Report also stated

26 that the Fund could only invest "*up to 15% of its total net assets* in securities which

27 are not readily marketable." The 2013 Annual Report stated that only "*$9,713,252 or*

28

- 17 -

1 **0.55% of the net assets**" for the Fund were calculated at fair value for "which market

2 quotations are not readily available" at period end.

3   56.   On March 12, 2014, Third Avenue filed its quarterly report for the Fund

4 for the period ended January 31, 2014 with the SEC on Form N-Q (the "1Q14 N-Q").

5 The 1Q14 N-Q stated that the Fund could only invest "**up to 15% of its total net assets**

6 in securities which are not readily marketable." The 1Q14 N-Q stated that only

7 "**$21,281,220 or 0.92%**" of net assets for the Fund were calculated at fair value for

8 "which market quotations are not readily available" at period end.

9   57.   On June 20, 2014, Third Avenue filed its semi-annual report for the Fund

10 for the period ended April 30, 2014 with the SEC on Form N-CSRS (the "2014 Semi-

11 Annual Report"). The 2014 Semi-Annual Report stated that at period end the Fund

12 had approximately $3 billion in net assets, with an NAV per share of $11.95 for

13 TFCVX shares and $11.94 for TFCIX shares, and reiterated the Fund's purportedly

14 "**disciplined and deliberate investing approach**." The 2014 Semi-Annual Report also

15 stated that the Fund could only invest "**up to 15% of its total net assets** in securities

16 which are not readily marketable." The 2014 Semi-Annual Report stated that only

17 "**$82,524,097 or 2.69% of net assets**" for the Fund were calculated at fair value for

18 "which market quotations are not readily available" at period end.

19   58.   On September 16, 2014, Third Avenue filed its quarterly report for the

20 Fund for the period ended July 31, 2014 with the SEC on Form N-Q (the "3Q14

21 N-Q"). The 3Q14 N-Q stated that at period end the Fund had approximately $3.5

22 billion in net assets, with an NAV per share of $12.02 for TFCVX shares and $12.01

23 for TFCIX shares. The 3Q14 N-Q also stated that the Fund could only invest "**up to

24 15% of its total net assets** in securities which are not readily marketable." The 3Q14

25 N-Q stated that only "**$162,798,833 or 4.60% of net assets**" for the Fund were

26 calculated at fair value for "which market quotations are not readily available" at

27 period end.

28

59.   On January 6, 2015, Third Avenue filed its annual report for the Fund for the period ended October 31, 2014 with the SEC on Form N-CSR (the "2014 Annual Report").   The 2014 Annual Report stated that at period end the Fund had approximately $3 billion in net assets, with an NAV per share of $10.61 for TFCVX shares and $10.60 for TFCIX shares, and generated a 2.67% and 2.93% return for each investor class, respectively, over the fiscal year. The 2014 Annual Report also reiterated the Fund's purportedly "***disciplined and deliberate investing approach***" and its valuation policies and procedures described in the Offering Materials, including the regular review by Board committee to ensure investment liquidity and the reliability of fair value determinations and other valuations. The 2014 Annual Report also stated that the Fund could only invest "***up to 15% of its total net assets*** in securities which are not readily marketable." The 2014 Annual Report stated that only "***$136,136,872 or 4.58% of net assets***" for the Fund were calculated at fair value for "which market quotations are not readily available" at period end. In addition, the 2014 Annual Report stated that at period end the Fund had ***only "14.25%" in illiquid securities***, which the report described as "liquidity risk" from "investments in private debt instruments, restricted securities, and securities having substantial market and/or credit risk ***which may be difficult to sell*** at certain periods of time and thus may not be able to dispose of at the value the Fund places on them."[9]

60.   On March 16, 2015, Third Avenue filed its quarterly report for the Fund for the period ended January 31, 2015 with the SEC on Form N-Q (the "1Q15 N-Q"). The 1Q15 N-Q stated that at period end the Fund had approximately $2.4 billion in net assets, with an NAV per share of $9.50 for TFCVX shares and $9.49 for TFCIX shares. The 1Q15 N-Q also stated that the Fund could only invest "***up to 15% of its total net assets*** in securities which are not readily marketable." The 1Q15 N-Q stated

---

[9]   This appears to be the first time that Third Avenue had specifically disclosed the proportion of illiquid assets of the Fund.

- 19 -

1   that only "**$101,999,735 or 4.31%**" of net assets for the Fund were calculated at fair

2   value for "which market quotations are not readily available" at period end.

3   61.   On June 26, 2015, Third Avenue filed its semi-annual report for the Fund

4   for the period ended April 30, 2015 with the SEC on Form N-CSRS (the "2015 Semi-

5   Annual Report"). The 2015 Semi-Annual Report stated that at period end the Fund

6   had approximately $2.5 billion in net assets, with an NAV per share of $9.40 for

7   TFCVX shares and $9.39 for TFCIX shares, and reiterated the Fund's purportedly

8   "***disciplined and deliberate investing approach***." The 2015 Semi-Annual Report also

9   stated that the Fund could only invest "**up to 15% of its total net assets** in securities

10   which are not readily marketable." The 2015 Semi-Annual Report stated that only

11   "**$167,108,679 or 6.78% of net assets**" for the Fund were calculated at fair value for

12   "which market quotations are not readily available" at period end. In addition, the

13   2015 Semi-Annual Report stated that at period end the Fund had **only "12.22%" in**

14   **illiquid securities**. Thus, not only did defendants state that the amount of illiquid

15   securities in the Fund's portfolio was well below the threshold at which investors'

16   right of redemption may be put at risk as determined by the SEC, but also that

17   liquidity in the portfolio had actually **improved by more than 14%** in the six months

18   since the end of the previous fiscal year.

19   62.   On September 25, 2015, Third Avenue filed its quarterly report for the

20   Fund for the period ended July 31, 2015 with the SEC on Form N-Q (the "3Q15

21   N-Q").[10] The 3Q15 N-Q stated that at period end the Fund had approximately $2

22

_____

23   [10] This filing came less than a week after the SEC proposed new rules for mutual funds on September 22, 2015, which would require such funds to implement liquidity

24   risk management programs and enhance disclosure regarding fund liquidity and redemption practices. *See* Press Release, U.S. Securities and Exchange Commission,

25   *SEC Proposes Liquidity Management Rules for Mutual Funds and ETFs* (Sept. 22, 2015). These proposals placed the shareholder right of redemption front and center,

26   and became a major topic of discussion among mutual fund investors, advisors and other market commentators in the weeks that followed. *See, e.g.*, U.S. Securities and

27   Exchange Commission, *The SEC & New Liquidity Management Rules* (Oct. 20, 2015), http://mutualfunds.com/news/2015/10/20/the-sec-new-liquidity-management-

28   rules/.

1 | billion in net assets, with an NAV per share of $8.93 for TFCVX shares and $8.92 for

2 | TFCIX shares. The 3Q15 N-Q also stated that the Fund could only invest "**up to 15%**

3 | **of its total net assets** in securities which are not readily marketable." It also stated

4 | that only "**$191,455,179 or 9.13% of net assets**" for the Fund were calculated at fair

5 | value for "which market quotations are not readily available" at period end.

6 | 63.   Defendants' statements in ¶¶46-62 were false and misleading when

7 | made. Defendants knew and/or recklessly disregarded, but failed to disclose, the

8 | following adverse facts:

9 | (a)   The Fund had materially understated the proportion of illiquid

10 | assets in its investment holdings, which far exceeded the 15% limit set by SEC

11 | guidelines and reiterated in the Fund's Offering Materials and periodic financial

12 | filings;

13 | (b)   The Fund had concentrated its positions in the securities of

14 | relatively few issuers for which no market readily existed, presenting an undisclosed

15 | risk that the Fund would not be able to sell its positions quickly or at desirable prices,

16 | thereby magnifying the illiquidity of the Fund and decreasing the value of the Fund's

17 | holdings;

18 | (c)   The Fund's NAV was artificially inflated in that the Fund's

19 | investments did not have, and could not reasonably have had, the market valuations

20 | attributable to them under the valuation guidelines and procedures purportedly used

21 | by defendants;

22 | (d)   The Fund's internal controls for valuing securities and the liquidity

23 | of its investments were deficient; and

24 | (e)   As a result of (a)-(d), the Fund's shareholders were subject to the

25 | material undisclosed risk that they would not be able to redeem their shares at all

26 | and/or for an indefinite period of time in the event of a market downturn or a period of

27 | high investor redemptions.

28 |

- 21 -

1   64.   Then, on December 10, 2015, Third Avenue stunned the investment

2 community when it issued a letter to shareholders stating that it had completely frozen

3 share redemptions in the Fund. The letter stated that Fund assets had been placed into

4 a liquidating trust and would be liquidated over a period of months, which "***may take***

5 ***up to a year or more*** before a final distribution is made in order to achieve favorable

6 results." The letter claimed that the drastic action had been necessitated due to the

7 number of redemption requests and "the general reduction of liquidity in the fixed

8 income markets [which had] ***made it impracticable for [the Fund] going forward to***

9 ***create sufficient cash to pay anticipated redemptions without resorting to sales at***

10 ***prices that would unfairly disadvantage the remaining shareholders***." The letter

11 also blamed the Fund's investments in companies "that have undergone restructurings

12 in the last eighteen months" that it could not sell at reasonable prices.

13   65.   The move shocked the investment community and precipitated a rout in

14 high-yield bond markets. A December 11, 2015 *BloombergBusiness* article headlined

15 "Third Avenue Redemption Freeze Sends Chill Through Credit Market," called the

16 move "'highly unusual'" and quoted an investment advisor at another credit fund who

17 stated, "'***We're looking at some real carnage in the junk-bond market***.'" Similarly,

18 a *Dow Jones* report called the redemption freeze "highly unorthodox," which "helped

19 fuel a junk-bond market selloff amid a wave of investor withdrawals from poorly

20 performing funds." *The Wall Street Journal* likewise wrote that "Third Avenue's

21 decision to wind down the mutual fund without giving investors all their cash back

22 could have significant repercussions for both the company and the mutual-fund

23 industry, ***which for decades has thrived by promising to allow investors to take a***

24 ***long-term view of the markets while retaining the right to cash out shares at any***

25 ***time***." It also reported that the Fund was "***the first mutual-fund to halt redemptions***

26 ***without obtaining an SEC order authorizing the move***."

27   66.   By December 11, 2015, defendant Barse had been fired.

28

1   67.   On December 16, 2015, Third Avenue issued a second letter to

2 shareholders stating that it had struck a belated deal with the SEC that would require it

3 to transfer assets back into the Focused Credit Fund so that investors could receive

4 more transparency on the liquidation, while continuing to freeze redemption requests.

5 The letter also stated that the initial shareholder distribution would *include only 9% of*

6 *the Fund's capital*, indicating that the Fund could not quickly sell 91% of its assets at

7 reasonable or above fire-sale prices.

8   68.   Later reporting would reveal that the problems at the Focused Credit

9 Fund were unique to its overly aggressive investing strategy and not macroeconomic

10 factors. For example, a December 14, 2015 *Wall Street Journal* article stated the

11 Fund "was significantly more aggressive than other junk bond mutual funds." "More

12 than half the bonds it held paid annual coupons of over 10%, while the average high-

13 yield fund had less than 5% of its assets in that category." The Fund also reportedly

14 "scooped up large amounts of distressed debt and unrated securities, [becoming] the

15 largest holder of certain loans and securities that traded infrequently, according to a

16 person familiar with the matter." When the Fund tried to sell these concentrated

17 positions, "*savvy traders . . . quickly figure[d] out that a large investor was under*

18 *pressure to sell*" and offered "*lowball bids for some of its assets, which would have*

19 *caused it to absorb big losses if it sold at those prices*." For example, it was reported

20 that Barry Kupferberg, head of research at hedge fund Trilogy Capital, purchased the

21 Fund's private equity position in Longview Power LLC, a low-cost coal-burning

22 power plant in West Virginia, *at a more-than-40% discount* to the $8 price at which

23 the shares were quoted.

24   69.   According to *The Wall Street Journal*, as far back as the spring of 2014

25 when the Fund reached its peak of approximately $3.5 billion in assets, an investor

26 had approached the Fund's portfolio manager, Thomas Lapointe, out of concern that

27 the Fund had grown too large. Lapointe reportedly responded that he "was dealing"

28 with the growth even as he allowed the Fund to take more of investors' money.

1   70.   *The Wall Street Journal* also reported that defendant Barse himself, citing

2   a former employee who worked with him, internally "***voiced some concern about the***

3   ***risk of holding hard-to-sell assets while allowing investors to sell out in a day***" and

4   ""***was worried about the mismatch***."'   Unfortunately for the Fund's outside

5   shareholders, these internal concerns and warning signs were not made public until it

6   was too late.

7   71.   On December 24, 2015, Third Avenue filed its annual report for the

8   period ended October 31, 2015 with the SEC on Form N-CSR (the "2015 Annual

9   Report"). The 2015 Annual Report revealed that the Fund's net assets had plummeted

10   to $1.4 billion by period end, and that the Fund had suffered approximately ***-19%***

11   ***returns*** for the year, compared to Barclays Capital U.S. Corporate High Yield Index

12   and the Credit Suisse Leveraged Loan Index returns of -1.94% and 0.81%,

13   respectively, for the same period. The 2015 Annual Report cited temporary and

14   permanent impairments in a number of Fund assets as among the reasons for the

15   Fund's abysmal performance.

16   72.   Separately, Morningstar would report that by December 2015 the Fund's

17   performance had further deteriorated, and that the Fund was ***down 27%*** on the year

18   compared to less than 4% among high-yield funds as a category.

19   73.   The Massachusetts Secretary of State and the SEC have opened

20   investigations into the Fund's collapse.

21   74.   By close of December 10, 2015 (after the Fund had suspended

22   redemptions), TFCVX closed at $6.48 per share and TFCIX closed at $6.46 per share,

23   more than 45% below their Class Period highs.

24   **CLASS ACTION ALLEGATIONS**

25   75.   Plaintiff brings this action as a class action pursuant to Rule 23 of the

26   Federal Rules of Civil Procedure on behalf of all persons who purchased or otherwise

27   acquired TFCVX and TFCIX shares during the Class Period (the "Class"). Excluded

28   from the Class are defendants and their families, the officers and directors of the

1 Trust, at all relevant times, members of their immediate families and their legal
2 representatives, heirs, successors or assigns, and any entity in which defendants have
3 or had a controlling interest.

4   76.   The members of the Class are so numerous that joinder of all members is
5 impracticable. As of October 31, 2015, there were over 52 million TFCVX shares and
6 over 122 million TFCIX shares outstanding. While the exact number of Class
7 members is unknown to plaintiff at this time and can only be ascertained through
8 appropriate discovery, plaintiff believes that there are hundreds of members in the
9 proposed Class. Record owners and other members of the Class may be identified
10 from records maintained by Third Avenue or its transfer agent and may be notified of
11 the pendency of this action by mail, using the form of notice similar to that
12 customarily used in securities class actions.

13   77.   Common questions of law and fact predominate and include: (i) whether
14 defendants violated the 1933 Act; (ii) whether defendants omitted and/or
15 misrepresented material facts; and (iii) the extent and appropriate measure of
16 damages.

17   78.   Plaintiff's claims are typical of the claims of the members of the Class as
18 all members of the Class are similarly affected by defendants' wrongful conduct in
19 violation of federal law that is complained of herein.

20   79.   Plaintiff will fairly and adequately protect the interests of the members of
21 the Class and has retained counsel competent and experienced in class and securities
22 litigation.

23   80.   A class action is superior to all other available methods for the fair and
24 efficient adjudication of this controversy since joinder of all members is
25 impracticable. Furthermore, as the damages suffered by individual Class members
26 may be relatively small, the expense and burden of individual litigation make it
27 impossible for members of the Class to individually redress the wrongs done to them.
28 There will be no difficulty in the management of this action as a class action.

COUNT I

For Violation of §11 of the 1933 Act
Against All Defendants

81.   Plaintiff incorporates all allegations in ¶¶1-80 above by reference.

82.   This Count is brought pursuant to §11 of the 1933 Act on behalf of the Class, against all defendants.

83.   The Registration Statements were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

84.   Third Avenue is the registrant for the shares of the Fund, and as such is strictly liable for the false statements contained in the Registration Statements. The defendants named herein were responsible for the contents and dissemination of the Registration Statements.

85.   None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

86.   By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, §11 of the 1933 Act.

87.   Plaintiff acquired shares of the Fund during the Class Period and pursuant to the Registration Statements.

88.   Plaintiff and the Class have sustained damages. The value of the shares of the Fund declined substantially subsequent to and due to defendants' violations.

89.   At the times they purchased shares of the Fund, plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein. Less than one year had elapsed from the time that plaintiff discovered or reasonably could have discovered the facts upon which this complaint is

1 based to the time of filing of the initial complaint in this action. Less than three years

2 elapsed between the time that the securities upon which this Count is brought were

3 offered to the public and the time of the filing of the initial complaint.

COUNT II

For Violation of §12(a)(2) of the 1933 Act
Against All Defendants

90.   Plaintiff incorporates all allegations in ¶¶1-89 above by reference.

91.   This Count is brought pursuant to §12(a)(2) of the 1933 Act on behalf of
the Class, against all defendants.

92.   Defendants were sellers and offerors and/or solicitors of purchasers of the
shares of the Focused Credit Fund offered pursuant to the Registration Statements,
Prospectuses and other documents incorporated therein.

93.   The Prospectuses contained untrue statements of material facts, omitted
to state other facts necessary to make the statements made not misleading, and omitted
to state material facts required to be stated therein. The Individual Defendants'
actions of solicitation included participating in the preparation of the false and
misleading Prospectuses and participating in marketing the shares of the Fund to
investors.

94.   Defendants owed to the purchasers of the shares of the Fund, including
Plaintiff and other Class members, the duty to make a reasonable and diligent
investigation of the statements contained in the Prospectuses and corresponding
supplements and amendments to ensure that such statements were true and that there
was no omission to state a material fact required to be stated in order to make the
statements contained therein not misleading. Defendants in the exercise of reasonable
care should have known of the misstatements and omissions contained in the
Prospectuses as set forth above.

95.   Plaintiff and other members of the Class purchased or otherwise acquired
shares of the Fund pursuant to the defective Prospectuses. Plaintiff did not know, nor

- 27 -

1 | in the exercise of reasonable diligence could have known, of the untruths and

2 | omissions contained in defendants' Offering Materials.

3 | 96.   By reason of the conduct alleged herein, defendants violated, and/or

4 | controlled a person who violated, §12(a)(2) of the 1933 Act. Accordingly, plaintiff

5 | and members of the Class who hold shares of the Fund have the right to rescind and

6 | recover the consideration paid for their shares of the Focused Credit Fund and hereby

7 | elect to rescind and tender those shares to the defendants sued herein. Plaintiff and

8 | Class members who have sold their shares of the Fund are entitled to rescissory

9 | damages.

10 | **COUNT III**

11 | **For Violation of §15 of the 1933 Act**
**Against Third Avenue, the Individual Defendants and Third Avenue**
12 | **Management**

13 |

14 | 97.   The Individual Defendants and Third Avenue Management acted as

15 | controlling persons of Third Avenue within the meaning of §15 of the 1933 Act. By

16 | virtue of their positions with Third Avenue, these defendants had the power and

17 | authority to cause Third Avenue to engage in the wrongful conduct complained of

18 | herein. Third Avenue controlled the Individual Defendants and all of its employees.

19 | By reason of such conduct, these defendants are liable pursuant to §15 of the 1933

20 | Act.

21 | **PRAYER FOR RELIEF**

22 | WHEREFORE, plaintiff prays for judgment as follows:

23 | A.   Determining that this action is a proper class action, designating plaintiff

24 | as Lead Plaintiff and certifying plaintiff as a class representative under Rule 23 of the

25 | Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

26 | B.   Awarding damages and interest;

27 | C.   Awarding rescission and/or a rescissory measure of damages;

    D.   Awarding plaintiff's reasonable costs, including attorneys' fees; and

28 |

1   E.   Awarding such equitable/injunctive or other relief as the Court may deem

2 just and proper.

3   **JURY DEMAND**

4   Plaintiff demands a trial by jury.

5 DATED: February 2, 2016   ROBBINS GELLER RUDMAN
                                            & DOWD LLP
6   DAVID C. WALTON
                                          BRIAN E. COCHRAN
7

8   *s/ David C. Walton*
                                          ─────────────────────────
9   DAVID C. WALTON

10   655 West Broadway, Suite 1900
                                          San Diego, CA 92101-8498
11   Telephone: 619/231-1058
                                          619/231-7423 (fax)
12
                                          ROBBINS GELLER RUDMAN
13   & DOWD LLP
                                          SAMUEL H. RUDMAN
14   DAVID A. ROSENFELD
                                          58 South Service Road, Suite 200
15   Melville, NY 11747
                                          Telephone: 631/367-7100
16   631/367-1173 (fax)

17   LAW OFFICES OF MARC S.
                                            HENZEL
18   MARC S. HENZEL
                                          230 Old Lancaster Road, Suite B
19   Merion Station, PA 19066
                                          Telephone: 610/660-8000
20   610/660-8080 (fax)

21   Attorneys for Plaintiff

22 I:\Admin\CptDraft\Securities\Cpt Third Avenue.docx

23

24

25

26

27

28

PLAINTIFF'S CERTIFICATION

YVES I. MALKI , as President and Managing Director of INTER-MARKETING GROUP USA, INC. ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1.   Plaintiff has reviewed the complaint and authorized the commencement of an action on Plaintiff's behalf.

2.   Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3.   Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4.   Plaintiff's transactions in Third Avenue Focused Credit (TFCIX) securities during the Class Period specified in the Complaint are as follows:

	Buy	Price
7/11/2014	16000	$12.07
12/19/2014	10000	$9.73

5.   During the three years prior to the date of this Certificate, Plaintiff has sought to serve as a representative party for a class in an action filed under the federal securities laws. City of Birmingham Firemen's and Policemen's Supplemental Pension System v. Plains All American Pipeline, L.P., U.S. Dist. Court, S.D. Texas, 4:15-cv-02404. (Motion denied)

6.   Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 30TH day of JAN 2016.

YVES I. MALKI , President and Managing Director
INTER-MARKETING GROUP USA, INC.

<table>
<tr><td>
UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
</td></tr>
</table>

SCOTT MATTHEWS, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. THIRD AVENUE MANAGEMENT LLC; THIRD AVENUE TRUST; M.J. WHITMAN LLC; MARTIN J. WHITMAN; DAVID M. BARSE; JACK W. ABER; WILLIAM E. CHAPMAN, II; LUCINDA FRANKS; EDWARD J. KAIER; MARVIN MOSER; ERIC RAKOWSKI; MARTIN SHUBIK; CHARLES C. WALDEN; VINCENT J. DUGAN; W. JAMES HALL III; MICHAEL BUONO; THOMAS LAPOINTE; NATHANIEL KIRK; EDWIN TAI; and JOSEPH ZALEWSKI; Defendants	Case No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS CLASS ACTION <u>DEMAND FOR JURY TRIAL</u>

SUMMARY OF THE ACTION

1.   This is an action by and on behalf of persons who purchased Institutional

and Investor class shares of Third Avenue Focused Credit Fund (the "Fund") (Ticker

Symbols: TFCIX (Institutional shares) and TFCVX (Investor shares) during the period

1   from March 1, 2013 to December 10, 2015 (the "Class Period"), pursuant or traceable to

2   one of the Fund's registration statements or prospectuses.

3
    2.   Plaintiff Scott Matthews ("Plaintiff"), individually and on behalf of all other
4
5   persons similarly situated, alleges the following upon personal knowledge as to himself

6   and his own acts, and as to all other matters upon information and belief, based upon the

7
    investigation made by and through his undersigned counsel, which included, *inter alia*,
8
9   review of Securities and Exchange Commission ("SEC") filings, various websites and

10 Internet information sources, analyst reports, news articles, bond issues, trading reports,

11
12 and other publicly available materials.

13 3.   Plaintiff alleges that the Fund, its investment advisor, underwriter, trustees,

14
15 officers, and other Defendants violated the Securities Act of 1933 ("Securities Act") by

16 registering, offering, and selling shares of the Fund pursuant to false and misleading

17
18 registration statements and prospectuses.

19 4.   One of the key features of mutual funds is that they allow investors to

20 redeem their shares on any day during which the exchange upon which they are traded is

21
22 open. To meet this obligation, mutual funds must ensure that they have adequate liquid

23 assets sufficient to meet redemption requests. Like most mutual funds, the Fund

24
25 promised investors that it would hold only a small portion of its assets in illiquid

26 securities. The Fund's Registration Statements and Prospectuses issued and filed with

27 the SEC during the relevant period represented that the Fund would hold no more than

28
    15% of its assets in illiquid securities. In fact, during the Class Period a far greater

portion of the Fund consisted of illiquid assets. As far back as 2012, more than 20% of the Fund was held in illiquid securities that could not quickly be sold at the value at which they were held. From 2012 to 2014, the Fund grew in size from $1 billion to $3.5 billion. As a result, although it held excessive amounts of illiquid securities, it did not face significant pressure to sell them in order to meet redemptions. In 2014 and 2015, however, the Fund faced growing redemptions, ultimately shrinking to less than $1 billion in assets. The increasing redemptions combined with the excessive illiquidity of the Fund's remaining assets drove down the net asset value of the Fund and threatened to force it to sell illiquid securities at fire sale prices. Ultimately, the Fund became so highly concentrated in illiquid securities that on December 10, 2015, Defendants suspended redemptions in the Fund and announced a plan to sell its remaining assets over time.

JURISDICTION AND VENUE

5.   The claims asserted herein arise under and pursuant to Sections 11, 12(a)(2), and 15 of the Securities Act, 15 U.S.C. §§77k, 77i, 77o.

6.   This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. §77v, and 28 U.S.C. §§1331, 1332(d), 1367.

7.   Venue is proper in this District pursuant to 15 U.S.C. §77v and 28 U.S.C. §139l(b). Several of the Defendants are found in, inhabitants of, or transact business in this District. In addition, many of the acts giving rise to the violations of law complained

of herein, including the dissemination to shareholders of the Registration Statements and

Prospectuses, occurred in this District.

8.   In connection with the acts alleged in this Complaint, Defendants, directly

or indirectly, used the means and instrumentalities of interstate commerce, including, but

not limited to, the mails, interstate telephone communications, and the facilities of the

national securities markets.

PARTIES

A.   Plaintiff

9.   Plaintiff purchased shares of the Fund during the relevant time period

pursuant to or traceable to a registration statement and prospectus at issue in this

Complaint and has been damaged thereby.

B.   Defendants

10.   Defendant Third Avenue Trust (the "Trust") is an open-end management

investment company that consists of different investment series, including Third Avenue

Focused Credit Fund (the "Fund"). The Trust is organized under the laws of Delaware

pursuant to a Trust Instrument dated October 31, 1996. The Trust is headquartered at 622

Third Avenue, New York, New York 10017.

11.   Defendant Third Avenue Management LLC (the "Adviser") is the manager

and investment adviser of the Fund and chooses the Fund's investments and handles its

day-to-day business. The Adviser is headquartered at 622 Third Avenue, New York,

New York 10017. The Adviser carries out its duties, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement. As compensation for its services, the Adviser receives a management fee.

12.   Defendant M.J. Whitman LLC (the "Distributor"), is an affiliate of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund. The Distributor also served as the Trust's agent for the purpose of the continuous public offering of the Fund's shares. The Distributor is also located at 622 Third Avenue, New York, New York 10017.

13.   Defendant Martin J. Whitman ("Whitman") is the Chairman of the Board of Trustees of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

14.   Defendant David M. Barse ("Barse") was President, Chief Executive Officer, and Trustee of the Trust, President and Chief Executive Officer of the Adviser, and President, Director and Chief Executive Officer of the Distributor during the Class Period. Barse signed each Registration Statement effective during the Class Period through December 10, 2015.

15.   Defendant Jack W. Aber ("Aber") is Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

16.   Defendant William E. Chapman, II ("Chapman") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

17. Defendant Lucinda Franks ("Franks") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

18. Defendant Edward J. Kaier ("Kaier") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

19. Defendant Marvin Moser ("Moser") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

20. Defendant Eric Rakowski ("Rakowski") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

21. Defendant Martin Shubik ("Shubik") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

22. Defendant Charles C. Walden ("Walden") is a Trustee of the Fund and signed each Registration Statement effective during the Class Period through December 10, 2015.

23. Defendant Vincent J. Dugan ("Dugan") has been Treasurer and Chief Financial Officer of the Trust, and Chief Operating Officer and Chief Financial Officer of the Adviser and the Distributor, since 2004. He was a member of the Trust's

Valuation Committee during the Class Period and signed each Registration Statement effective during the Class Period through December 10, 2015.

24. Defendant W. James Hall III ("Hall") has been General Counsel and Secretary of the Trust, the Adviser, and the Distributor since 2000. He was a member of the Trust's Valuation Committee during the Class Period.

25. Defendant Michael Buono ("Buono") has been Controller of the Trust, the Adviser, and the Distributor since 2006. He was a member of the Trust's Valuation Committee during the Class Period.

26. Defendant Thomas Lapointe ("Lapointe") has been a Portfolio Manager and Team Leader for the Fund since 2010. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

27. Defendant Nathaniel Kirk ("Kirk") has been a Portfolio Manager for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

28. Defendant Edwin Tai ("Tai") has been a Portfolio Manager and Team Leader for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

29. Defendant Joseph Zalewski ("Zalewski") has been a Portfolio Manager and Team Leader for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

30.   This complaint refers to Defendants Whitman, Barse, Aber, Chapman, Franks, Kaier, Moser, Rakowski, Shubik, and Walden collectively as the "Trustee Defendants."

31.   This complaint refers to Defendants Barse, Dugan, Hall, Buono, Lapointe, Kirk, Tai, and Zalewski collectively as the "Officer Defendants."

32.   This complaint refers to the Trustee Defendants and the Officer Defendants collectively as the "Individual Defendants."

DEFENDANTS' FALSE AND DEFICIENT REGISTRATION STATEMENT

33.   This is a class action on behalf of all persons or entities who acquired the Fund's shares during the period from March 1, 2013 to December 10, 2015 pursuant to the Fund's untrue and misleading registration statements, prospectuses, and annual reports filed in connection with the offerings of the Fund's shares during this period (the "Registration Statements").

34.   The Fund's shares were issued to investors pursuant to the following series of Registration Statements, Prospectuses, and Statements of Additional Information ("SAIs") filed with the SEC and made effective during the Class Period:

- Registration Statement filed pursuant to Form N-1A, Prospectus, SAI, and Annual Report incorporated in the Prospectus by reference on March 1, 2013 (collectively "March 2013 Prospectus");

- Registration Statement filed pursuant to Form N-1A, Prospectus, SAI, and Annual Report incorporated in the Prospectus by reference on February 28, 2014 (collectively "February 2014 Prospectus");

- Registration Statement filed pursuant to Form N-1A, Prospectus, SAI, and Annual Report incorporated in the Prospectus by reference on March 1, 2015 (collectively "March 2015 Prospectus");

35. Each of the foregoing documents was negligently prepared and contained untrue statements of material fact and/or omitted to state other facts necessary to make the statements made not misleading, as described below. While the documents were not identical, they contained many substantially similar untrue statements and were rendered misleading by substantially similar omissions of material fact.

36. A reasonable investor would have viewed the undisclosed facts described herein, jointly and severally, as having altered the total mix of available information. A reasonable investor also would understand that the undisclosed facts would cause the Fund to undertake materially increased investment risk during the Class Period because the Fund was investing in a manner that was of materially greater risk than had been disclosed.

37. The false statements and omissions of material fact contained in the Fund's Registration Statements and SEC-filed materials included the following statements made in the March 2013 Prospectus:

1

2

3

4
- "None of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid."

5

6

7

8

9

10

11
- "Generally speaking, an illiquid security is any asset or investment of which a Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which a Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions."

12

13

14

15
- "Also, should illiquid assets ever exceed 15% of a Fund's net assets, the Adviser would work with the Board to determine the appropriate steps and timeframe for alleviating such excess."

16

17

18

19

20

21

22

23

24

25
- "The Adviser's Executive Risk Committee (the 'Committee') recommends certain position limitation guidelines for the Funds. The guidelines supplement limits imposed by regulatory agencies and the Prospectus. The guidelines are not meant to impose rigid limitations and from time to time the Committee fully expects exceptions to occur. However, exceptions may only occur with prior approval from the Committee. These guidelines serve to provide enhanced oversight of more concentrated positions."

26

27

28
38.   Substantially similar representations were made in the February 2014 Prospectus and the March 2015 Prospectus.

39.   In addition, each Annual Report, incorporated by reference into the prospectuses and SAIs, supposedly identified the percentage of net assets of the Fund that were illiquid. Each Annual Report stated that the "Fund may invest up to 15% of its total net assets in securities which are not readily marketable, including those which are restricted as to disposition under applicable securities laws ('restricted securities')." For example, as of October 31, 2015, Defendants claimed that only 13.4% of the Fund was illiquid. These statements likewise were false or misleading, as an independent investigation has determined that a far greater percentage of the Fund's assets were in fact illiquid.

40.   These statements were false and misleading. An analysis of the Fund's holdings in 2013, 2014, and 2015 has shown that the Fund consistently held more than 15% of its net assets in illiquid securities that could not be sold within seven days at approximately the value at which the Fund held them. Defendants did not take adequate steps to reduce the Fund's illiquid holdings as the excessive illiquidity remained over a period of years. Nor did the Adviser's Executive Risk Committee take adequate steps to control the risks of the Fund or ensure that it remained within its 15% limit on illiquid securities. The Fund was so concentrated in illiquid securities that is should not have been offered as a mutual fund allowing daily redemptions. Redemptions in the Fund eventually caused Defendants to sell less liquid assets that reduced the Fund's share price, leading to more redemptions and more losses. This death spiral lead Defendants ultimately to take the nearly unprecedented step of shutting down the Fund and

1 suspending redemptions. The investors remaining in the Fund will get back some

2 unknown portion of their investment over an undetermined length of time.

3
4 41.   Independent analysts likewise have concluded that the Fund exceeded its

5 15% limit on illiquid securities. "At least one-fifth of Third Avenue's Focused Credit

6 Fund, with less than $1 billion under management, was composed of illiquid assets,

7
8 meaning they trade so infrequently that they don't have a market price, according to a

9 Reuters analysis. That's one of the highest percentages of exposure in the junk bond

10 sector."[1]

11
12 42.   The Fund was so highly concentrated in illiquid securities that it never

13 should have operated as a mutual fund. "'That particular fund was a bit of an anomaly

14
15 from the standpoint of it was really a wolf in sheep's clothing, so to speak,'" said

16 Bradley Tank, chief investment officer of fixed income at Neuberger Berman, speaking

17
18 on a conference call about his firm's 2016 outlook. "'You have a fund that has

19 traditionally been invested in a way that's probably more consistent with what a

20 distressed investor would do in a private equity-like framework, with lockup provisions

21
22 and so on—not necessarily consistent with managing a 40 Act fund that requires daily

23 liquidity.'"[2]

24

25 [1] Tim McLaughlin, *Third Avenue Junk fund blowup exposes risks of unsellable assets*,
26 Reuters (Dec. 12, 2015), http://www.reuters.com/article/us-funds-bonds-risks-analysis-idUSKBN0TU0DK20151212.

27 [2] Diana Britton, *Neuberger Berman: Third Avenue Fund Managed Like Private Equity*,
28 WealthManagement.com (Dec. 17, 2015),
http://wealthmanagement.com/blog/neuberger-berman-third-avenue-fund-managed-private-equity.

43.   "Bruce Richards, chief executive officer of Marathon Asset Management, called managers of Third Avenue Management 'triple-C cowboys' for loading up on hard-to-sell unrated and low-rated bonds. 'The big picture is that mutual funds are offering daily liquidity, so they have to be very strongly managed with cash balances, lines of credit, good, quality names that you can trade in the marketplace when you need to sell, as opposed to what Third Avenue was doing,' Richards said Friday in a television interview on 'Bloomberg <GO>."[3]

44.   "The event also raises questions about whether Third Avenue's focus on extremely risky and difficult to trade assets was really appropriate given the fact that mutual funds promise investors the ability to take their money out whenever they wish. 'It is irresponsible to run the fund in such a way that they can't meet redemptions,' said Leo Acheson, an analyst at Morningstar."[4]

45.   Nor did Defendants provide the promised "enhanced oversight" of the Fund's risks as they related to its concentrated position in illiquid securities. "Perhaps the most fundamental failure came at the outset in the firm's decision to offer the Focused Credit strategy as an open-end mutual fund at all. The open-end format demands daily liquidity, yet this was no ordinary high-yield bond fund. . . . The underlying distressed bonds central to the strategy were particularly prone to illiquidity.

---

[3] Ben Steverman, *Bruce Richards Calls Third Avenue Management 'Triple-C Cowboys'*, Bloomberg Business (Dec. 18, 2015), http://www.bloomberg.com/news/articles/2015-12-18/bruce-richards-calls-third-avenue-management-triple-c-cowboys-.

Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing. However, once the decision to launch the fund had been made, management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so—management in miscalculating the potential illiquidity of the fund's holdings and the board in not holding management's feet to the fire as a secondary check."[5]

46.   The Fund's excessively illiquid portfolio lead it to enter into a death-spiral as redemptions caused the Fund to sell assets that lead to further losses causing further redemption requests. "Third Avenue may have been caught in a self-fulfilling spiral. As investors demanded their money back because of falling prices, the firm was forced to liquidate its holdings, pushing the prices lower on the lowest-rated notes and spurring even more redemption requests."[6]

47.   "The day-to-day life of a fund manager involves spending a lot of time thinking about liquidity, and what to do if a fund faces redemptions, but these knuckleheads appear to have had blinders on, and lacked a fall-back position once cash

---

[4] Matt Egan, *CEO exits after mutual fund implodes*, CNN Money (Dec. 14, 2015), http://money.cnn.com/2015/12/11/investing/junk-bond-fund-blows-up-third-avenue/.

[5] Bridget B. Hughes and Leo Acheson, *Many Concerns About Third Avenue*, Morningstar (Dec. 22, 2015), http://news.morningstar.com/articlenet/article.aspx?id=734259.

[6] Lisa Abramowicz, *Third Avenue Freeze-Out*, Bloomberg (Dec. 10, 2015), http://www.bloomberg.com/gadfly/articles/2015-12-10/third-avenue-halts-one-high-yield-debt-spiral-but-not-others).

in the portfolio was exhausted by people checking out. Thus, they faced unloading their junk at fire-sale prices to pay other defectors, which forced the shut-down to allow an orderly liquidation."[7]

48.   Ultimately, Defendants themselves were forced to concede that the Fund's assets were illiquid. In a letter dated December 9, 2015, the Adviser notified investors that redemptions in the Fund were being halted and that the Fund's remaining assets had been placed into a liquidating trust. The letter stated that paying anticipated redemptions would have forced the Fund to sell assets at prices that represented only "a portion of those investments' fair value given current market conditions."[8] In other words, the Fund was so highly concentrated in illiquid investments that it could no longer satisfy redemption requests.

49.   Due to Defendants' positive, but misleading or untrue statements, billions of dollars poured into Defendants' Fund at prices set by Defendants. The NAV of the Fund was approximately $10.89 per share at the beginning of the Class Period before reaching as high as $12.28 on June 20, 2014. As shown in the chart below, the NAV then began to decline, plummeting to as low as $6.48 per share on December 10, 2015. During the class period, the decline in NAV of the Fund's shares represents a loss of over 36%.

---

[7] Chuck Jaffe, *These Mutual-Fund Fumbles Cost Investors Real Money In 2015*, MarketWatch (Dec. 17, 2015), http://www.marketwatch.com/story/these-mutual-fund-fumbles-cost-investors-real-money-in-2015-2015-12-17.

[8] Letter from Third Avenue Management (Dec. 9, 2015), http://thirdave.com/wp-content/uploads/2015/12/FCF-Shareholder-Letter-12-2015.pdf).



50.   The Fund's losses were not due simply to market forces. According to Reuters, "[t]he nearly $800 million Focused Credit Fund had a negative total return of nearly 30 percent this year before its closure, according to Morningstar Inc. By contrast, the high-yield bond fund category is off 4.2 percent this year."[9]

CLASS ACTION ALLEGATIONS

51.   Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired the Fund's shares traceable to Defendants' false and misleading Registration Statements and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, the Officers and Directors of the entities named herein,

---

[9] Tim McLaughlin, *Third Avenue says fund seized up before collapse amid redemption flood*, Reuters (Dec. 17, 2015), http://www.reuters.com/article/us-funds-thirdavenue-sec-idUSKBN0U022620151217.

members of their immediate families, their legal representatives, heirs, successors, or assigns, and any entity in which Defendants had or have a controlling interest.

52. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

53. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

54. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

55. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants' acts as alleged were a violation of Sections 11 and 12(a)(2) of the Securities Act of 1933;

(b)   Whether statements made by Defendants to the investing public in the Registration Statements and any sales or promotional material for the Fund misrepresented or omitted material facts about the investment objectives, assets, operations, or management of the Fund; and

(c)   Whether, and to what extent, the members of the Class have sustained damages and the proper measure of damages.

56.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

VIOLATIONS OF SECTION 11 OF THE 1933 ACT
AGAINST ALL DEFENDANTS

57.   Lead Plaintiff repeats and realleges each and every allegation contained above. For purposes of this Count, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct, as this Count is based solely on claims of strict liability and/or negligence under the Securities Act.

58.   Lead Plaintiff brings this Count pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of himself and other members of the Class against the Trust, the Adviser, the Distributor, and the Trustee Defendants.

59.   The March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus were false and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

60.   The Trust is the registrant for the share offering. As issuer of the shares, the Trust is strictly liable to Plaintiff and the Class for the misstatements and omissions.

61.   The Adviser was responsible for the contents and dissemination of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

62.   The Distributor served as the Fund's principal underwriter of the Fund's shares, and was responsible for the contents and dissemination of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

63.   The Trustee Defendants were responsible for the contents and dissemination of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus. Each of the Trustee Defendants signed or authorized the signing of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

64.   None of the Defendants named in this Count made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained

in the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus were true and without omissions of any material facts and were not misleading.

65. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act.

66. Plaintiff and other members of the Class acquired shares of the Fund pursuant and/or traceable to the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus.

67. Plaintiff and other members of the Class sustained damages. At the time of their purchases of shares of the Fund, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts.

68. Less than three years elapsed between the time that the securities upon which this Count is brought were offered to the public and the filing of this complaint. Less than one year elapsed between the time that Lead Plaintiff discovered or reasonably could have discovered the facts upon which this Count is based and the filing of this complaint.

COUNT II

VIOLATIONS OF SECTION l2(a)(2) OF THE 1933 ACT AGAINST ALL DEFENDANTS

69. This Count II is asserted against all Defendants as participants in the distribution of the Fund's shares.

70.   Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the Defendants, other than strict liability or negligence.

71.   Defendants offered and sold a security, namely shares of the Fund's common stock, by means of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus, or were controlling persons of the Fund or of those who offered and sold the Fund's shares. The March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or contained material statements of fact that the Defendants in the exercise of reasonable care should have known were false.

72.   Defendants actively solicited the sale of the Fund's shares to serve their own financial interests.

73.   At the time of purchase of the Fund's shares, Plaintiff and other members of the Class did not know that the representations made to them by Defendants in connection with the distribution of shares and the matters described above were untrue, and did not know the above described omitted material facts were not disclosed.

74.   As a result of the matters set forth above, pursuant to Section 12(a)(2) of the Securities Act, Plaintiff and Class members are entitled to recover upon tender of the Fund shares they purchased the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from Defendants' conduct.

75.   Plaintiff and putative Class members who do not opt out, hereby tender their shares in the Fund.

76.   Defendants are liable to Plaintiff and Class members pursuant to Section 12(a)(2) of the Securities Act, as sellers of the Fund shares.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT
AGAINST THE INDIVIDUAL DEFENDANTS

77.   Plaintiff repeats and incorporates each allegation contained above.

78.   This Count III is brought pursuant to Section 15 of the 1933 Act against the Individual Defendants.

79.   Each of the Individual Defendants was a control person of the Trust, the Adviser, or the Distributor by virtue of his or her position as a trustee and/or senior officer of these Defendant entities. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees and/or officers and/or major shareholders of the Defendant entities.

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80.   Each of the Individual Defendants was a culpable participant in the violations of Sections 11 and 12 of the 1933 Act alleged in the Counts above, based on their having signed or authorized the signing of the March 2013 Prospectus, February 2014 Prospectus, and March 2015 Prospectus and having otherwise participated in the process which allowed the share offering to be successfully completed, or having participated in the offer or sale of the shares of the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

1.   Determining that this action is a proper class action, certifying Plaintiff as representative of the Class alleged herein, and appointing his attorneys as counsel for the Classes under Federal Rule of Civil Procedure 23;

2.   Awarding compensatory and rescissionary damages in favor of Plaintiff and other members of the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

3.   Enjoining Defendants from continuing to engage in the violations of law, as alleged herein;

4.   Awarding Plaintiff and other members of the Class pre-judgment and post-judgment interest;

5.   Awarding Plaintiff and other members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

6. Awarding such equitable, injunctive or other relief as deemed appropriate by the Court;

7. Awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff demands a trial by jury on all counts so triable.

Dated: February 3, 2016

Respectfully submitted,

POMERANTZ LLP

By: *s/ Jennifer Pafiti*
Jennifer Pafiti (SBN 282790)
468 North Camden Drive
Beverly Hills, CA 90210
Telephone: (818) 532-6499
E-mail: jpafiti@pomlaw.com

POMERANTZ, LLP
Jeremy A. Lieberman
J. Alexander Hood II
600 Third Avenue, 20th Floor
New York, New York 10016
Telephone: (212) 661-1100
Facsimile:(212) 661-8665
E-mail: jalieberman@pomlaw.com
E-mail: ahood@pomlaw.com

POMERANTZ LLP
Patrick V. Dahlstrom
Ten South La Salle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184
E-mail: pdahlstrom@pomlaw.com

Attorneys for Plaintiff